Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

BY AND AMONG

VIKING INTERNATIONAL RESOURCES CO., INC.,

THE STOCKHOLDERS OF

VIKING INTERNATIONAL RESOURCES CO., INC.,

AS SELLERS,

TRIAD HUNTER, LLC,
AS PURCHASER

AND, SOLELY FOR THE LIMITED PURPOSES SET FORTH HEREIN,

MAGNUM HUNTER RESOURCES CORPORATION

OCTOBER 24, 2012

EXHIBITS:

Exhibit A	List of Sellers and Stock Ownership
Exhibit B	Form of Escrow Agreement
Exhibit C	Little Muskingum Redemption Agreement
Exhibit D	Transaction Bonuses
Exhibit E	Form of GreenHunter Waiver and Release
Exhibit F	GreenHunter Purchase Agreements
Exhibit G	Form of Certificate of Designations
Exhibit H	Virco West Agreement
Exhibit I	Virco Realty Property Agreement

SCHEDULES:

Schedule 2.2(d)	Debt Payments Since January 1, 2012
Schedule 2.3	Purchase Price Allocation
Schedule 3.1	Existence and Qualification
Schedule 3.3	No Violation
Schedule 3.4	Funded Indebtedness
Schedule 3.5(a)	Subsidiaries
Schedule 3.5(b)	Other Equity Interests
Schedule 3.6	Litigation
Schedule 3.7	Taxes
Schedule 3.8	Environmental Matters
Schedule 3.10	Material Contracts
Schedule 3.11	Benefit Plans
Schedule 3.12	Severance and Change of Control Agreements
Schedule 3.13	Employee Matters
Schedule 3.15	Real Property
Schedule 3.16	Company Financial Statements
Schedule 3.18	Absence of Certain Changes, Events and Conditions
Schedule 3.21	Tangible Assets
Schedule 3.22	Insurance
Schedule 3.23	Permits
Schedule 3.24	Related Party Transactions
Schedule 4.5	Depositary Shares Legend and Non-Accredited Investors
Schedule 6.6	Affiliated Transactions
Schedule 11.5	Retained Litigation Counsel

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is entered into on October 24, 2012, by and among each stockholder of the Company set forth in Exhibit A  (individually a “Seller” and collectively, the “Sellers”), being 100% of the stockholders of Viking International Resources Co., Inc., a Delaware corporation (the “Company”), the Company (together with the Sellers, the “Seller Parties”), Triad Hunter, LLC, a Delaware limited liability company (“Purchaser”), and, solely for the limited purposes specifically set forth herein, Magnum Hunter Resources Corporation, a Delaware corporation and the sole member of Purchaser (“MHR”). The Seller Parties, on the one hand, and Purchaser, on the other hand, are referred to collectively herein as the “Parties” and individually as a “Party.”

In consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.1            Certain Definitions.  As used herein:

“Affiliate” means, with respect to any Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Person, with control in such context (including, with its correlative meaning, “controlled by” and “under common control with”) meaning the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Aggregate Cash Purchase Price” means $37,353,750.

“Breach” means any breach, failure to perform, failure to comply, conflict with, default, violation, acceleration, termination, cancellation, or required notification.

“Business Day” means any day other than a Saturday, a Sunday, or other day on which commercial banks are authorized to close under the Laws of, or in fact are closed for business in, New York, New York.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Commission” means the United States Securities and Exchange Commission.

“Commitment” with respect to any Person means (a) options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights, or other Contracts that could require such Person to issue any of its Equity Interests, or any other securities convertible into, exchangeable or exercisable for, or representing the right to subscribe for any Equity Interest of such Person, (b) statutory pre-emptive rights or pre-emptive rights granted under the applicable Person’s Organizational Documents or by Contract, and (c) stock appreciation rights, phantom stock, profit participation, or other similar rights with respect to such Person.

“Company Group” means the Company and its Subsidiaries.

“Company Material Adverse Effect (or Change)” means any change, event, violation, development, circumstance, effect or other matter that, individually or in the aggregate, results in, or could reasonably be expected to result in, (a) a material adverse effect on the condition (financial or otherwise), capitalization, properties, assets, Liabilities, environmental Liabilities, rights, obligations, operations or business of the Company and its Subsidiaries, individually or taken as a whole, excluding any such change, event, violation, development, circumstance, effect or other matter resulting from (i) any change in the price of oil or natural gas, (ii) general conditions in the industry in which the Company and its Subsidiaries operate (so long as the Company and its Subsidiaries are not materially and disproportionately affected thereby), (iii) any failure of the Company to meet internal expectations or projections (provided that the underlying cause of any such failure may be considered in determining whether there has been a Company Material Adverse Effect (or Change)), (iv) the commencement, occurrence or continuation of any war (whether or not declared), armed hostility or act of terrorism, (v) any changes (after the date hereof) in GAAP or any Laws, (vi) any adverse effect (including any loss of or adverse change in the relationship of the Company and its Subsidiaries with their respective employees, customers, distributors, licensors, partners, suppliers or similar relationship) arising out of or related to the announcement, pendency or consummation of this Agreement, (vii) changes in the financial or securities markets or general economic or political conditions in the world (so long as the Company and its Subsidiaries are not materially and disproportionately affected thereby), or (viii) any failure of the Company and its Subsidiaries to take any action as a result of restrictions or other prohibitions pursuant to this Agreement, (b) a material adverse effect on the ability of the Company and its Subsidiaries to consummate the Transactions, or (c) a material adverse effect on Purchaser’s ability to vote (insofar as such relates to the Company’s Series A common stock), receive dividends with respect to, or otherwise exercise ownership rights with respect to, the capital stock of the Company following the Closing.

“Company Stock” means the common stock, no par value per share, of the Company consisting of Series A common stock and Series B common stock.

“Consent” means any consent, approval, notification, waiver, or other similar action that is necessary or convenient.

“Contract” means any legally binding contract, agreement, arrangement, commitment, letter of intent, memorandum of understanding, promise, obligation, right, instrument, document, or other similar understanding, in each case whether written or oral.

“Damages” means all damages (including incidental and consequential damages), losses, Liabilities, payments, amounts paid in settlement, obligations, fines, penalties, costs, expenses

(including reasonable fees and expenses of outside attorneys, accountants and other professional advisors and of expert witnesses and other costs of investigation, preparation and litigation in connection with any Proceeding or threatened Proceeding) of any kind or nature whatsoever.

“Depositary Shares” means the depositary shares that represent a percentage interest in the shares of the Series E Preferred Stock pursuant to the deposit agreement to be entered into by and between MHR and American Stock Transfer & Trust Company.

“Derivative Agreement” means any “swap agreement” as defined in 11 U.S.C. § 101, as in effect from time to time, or any successor statute.

“Effective Date” means January 1, 2012.

“Encumbrance” means any charge, claim, community or other marital property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first option or refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Enforceable” means, with respect to a Contract or this Agreement, it is the legal, valid, and binding obligation of the applicable Person enforceable against such Person in accordance with its terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium, or other Laws relating to or affecting the rights of creditors, and general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and the discretion of courts in granting equitable remedies and, with regard to the indemnification provisions contained therein, to the extent such indemnification provisions may be limited by applicable federal and state securities laws and principles of public policy.

“Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, claims, investigations, Orders, demands, directives, liens, written or oral notices of non-compliance or violation, or other legal Proceedings by any Person alleging Liability of whatever kind or nature (including Liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources Damages, property Damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials, or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Laws” means, as amended, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq., the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629, the Oil Pollution Act, 33 U.S.C. § 2701 et seq., the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq., the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., and the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j, and all similar Laws addressing pollution or protection of human health or the environment and all rules or regulations implementing the foregoing, applicable federal, state or local Laws, statutes, ordinances, or codes relating to the protection of human health or the environment, the Release, discharge or disposal of any Hazardous Materials, the environmental condition of property transferred, natural resource Damages, pipeline closure, or water use in connection with hydraulic fracturing.

“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

“Equity Interest” means (a) with respect to a corporation, any and all shares of capital stock, (b) with respect to a partnership, limited liability company, trust or similar Person, any and all units, interests or other partnership/limited liability company interests, and (c) any other direct or indirect equity ownership or participation in a Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“Escrow Account” means the account established pursuant to the Escrow Agreement.

“Escrow Agent” means Capital One Financial Corp.

“Escrow Agreement” means the Escrow Agreement executed as of the Closing Date by and among the Escrow Agent, Purchaser, MHR and Seller Representative, substantially in the form attached hereto as Exhibit B.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of, or regulatory or administrative body of, any such government or political subdivision, or any arbitrator, court, judicial authority or tribunal of competent jurisdiction.

“GreenHunter Consideration” means the consideration to be received by the Company and/or its Subsidiaries under the GreenHunter Purchase Transaction.

“GreenHunter Purchase Agreements” means collectively (i) the asset purchase agreement, dated as of the date hereof, by and among the Company, GreenHunter Water, LLC and GreenHunter Energy, Inc., and (ii) the equity purchase agreement, dated as of the date hereof, by and among the Company, GreenHunter Water, LLC and GreenHunter Energy, Inc., a copy of each of which is attached hereto as Exhibit F.

“GreenHunter Purchase Transaction” means the transactions among GreenHunter Water, LLC, GreenHunter Energy, Inc. and the Company, pursuant to and in accordance with the terms of the GreenHunter Purchase Agreements.

“GreenHunter Waiver and Release” means the waiver and release agreement, in substantially the form attached hereto as Exhibit E, executed by GreenHunter Energy, Inc. and GreenHunter Water, LLC, in favor of the Company, Purchaser, MHR and their respective Affiliates.

“Hazardous Materials” means any (a) toxic or hazardous materials or substances under Environmental Laws, (b) solid wastes, including asbestos, polychlorinated biphenyls, mercury, flammable or explosive materials, (c) radioactive materials (including naturally-occurring radioactive materials), (d) Hydrocarbons, petroleum or petroleum products, and (e) any other chemical, pollutant, contaminant, substance or waste that is regulated or for which Liability or standards of care are imposed under any Environmental Law.

“Income Tax” means any federal, state, local, or non-U.S. income tax measured by or imposed on net income.

“Income Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Income Taxes, including any schedule or attachment thereto.

“Indebtedness” means all outstanding obligations (including all obligations in respect of principal, accrued interest, penalties, fees, expenses and other amounts) of the Company or any of its Subsidiaries (a) for borrowed money (including overdraft facilities), (b) evidenced by notes, bonds, debentures or similar contractual obligations, (c) for the deferred purchase price of property, goods or services, whether or not such amounts are accrued on the Company Financial Statements (other than trade payables incurred in the ordinary course of business), (d) under capital leases (in accordance with GAAP), (e) in respect of letters of credit and bankers’ acceptances, (f) for contractual obligations relating to interest rate protection, swap agreements and collar agreements, and (g) in the nature of guarantees of the obligations described in clauses (a) through (f) above of the Company or any of its Subsidiaries.

“Indemnification Claim” means any claim for indemnification by an Indemnitee against an Indemnitor under this Agreement.

“Indemnitees” means, individually and as a group, the Purchaser Indemnified Persons and the Seller Indemnified Persons.

“Indemnitor” means any Person having any Liability to any Indemnitee under this Agreement.

“Intellectual Property”  means all (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations relating thereto, (b) trademarks, service marks, trade dress, logos, trade names, and corporate names, and all goodwill associated therewith, together with all translations, adaptations, derivations, and combinations, applications, registrations, and renewals relating thereto, (c) copyrightable works, all copyrights, and all applications, registrations, and renewals relating thereto, (d) trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (e) computer software (including all data and related documentation), (f) other proprietary rights, domain names and email addresses, and (h) copies and tangible embodiments of the foregoing (in whatever form or medium).

“Knowledge of the Seller Parties” or any similar language means the actual knowledge of Robert T. Healey, Thomas Palmer, Ernest Nepa, and Jerry Kelly, and to the extent covered in such individual’s affidavit, Ben Smeltzer and Rick Zickefoose, in each case, after conducting a reasonable inquiry and investigation regarding the accuracy of the representations and warranties of the Seller Parties.

“Laws” means all laws, statutes, rules, regulations, ordinances, orders, writs, injunctions, decrees, requirements, judgments, codes, constitutions, treaties, conventions, equitable principles, or similar authority of Governmental Authorities, including obligations arising under the common law, each as amended and in effect.

“Liability” means any liability, duty or obligation of whatever kind or nature (whether known or unknown, asserted or unasserted, absolute or contingent, mature or unmatured, conditional or unconditional, latent or patent, accrued or unaccrued, liquidated or unliquidated, and due or to become due).

“Little Muskingum Redemption Agreement” means the Redemption Agreement and related Bill of Sale, attached hereto as Exhibit C, to be executed by Little Muskingum Drilling, LLC, the Company, Carl Heinrich and certain of his Affiliates.

“Little Muskingum Buy-Out” means the Company’s purchase of all of Carl Heinrich’s and his Affiliates’ membership interests in Little Muskingum Drilling, LLC pursuant to and in accordance with the Little Muskingum Redemption Agreement for $300,000 in cash and other consideration described therein.

“Material Contracts” means each Contract (a) that contains a non-compete or client or customer non-solicit requirement or other provision that restricts in any material respect the conduct of, or the manner of conducting, any line of business by the Company or any of its Subsidiaries, or upon consummation of the Transactions could restrict in any material respect the ability of MHR, Purchaser, the Company or any of their respective Subsidiaries to engage in any line of business, (b) that obligates the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis with any Third Party or containing “most favored nation” rights or upon consummation of the Transactions will obligate MHR, Purchaser, the Company or any of their respective Subsidiaries to conduct business with any Third Party on an exclusive or preferential basis or pursuant to “most favored nation” rights, (c) with or to a labor union (including any collective bargaining agreement), (d) that creates a partnership, joint venture, strategic alliance or similar arrangement with respect to the Company or any of its Subsidiaries,

(e) that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or guaranteeing Indebtedness in excess of $75,000, (f) that, individually or together with related Contracts, provides for the acquisition, disposition, license, use, distribution or outsourcing, after the date of this Agreement, of assets, services, rights or properties with a value or requiring annual fees in excess of $75,000 (other than the Precedence Agreements), (g) that involves aggregate payments by or to the Company or any of its Subsidiaries in excess of $75,000 in any 12-month period or more than $75,000 through the remaining term of the Contract (other than the Precedence Agreements), except for any Contract that may be cancelled without penalty by the Company or any of its Subsidiaries upon notice of 30 days or less, (h) concerning Intellectual Property (other than generally commercially available, non-custom, off-the-shelf software licenses having a retail acquisition price of less than $75,000), (i) which would prevent, delay or impede the consummation, or otherwise reduce in any material respect the contemplated benefits, of any of the Transactions, (j) with respect to the service of any directors, officers, employees, or independent contractors or consultants that are natural persons, involving the payment of $75,000 or more in any 12-month period, (k) with respect to the service of any directors, officers, employees, or independent contractors or consultants that are natural persons, involving any bonus, profit sharing, incentive, retention, severance or change of control payment, (l) constituting Derivative Agreements, oil and gas operating agreements, joint venture agreements, exploration agreements, farm-out agreements, farm-in agreements, acreage contribution agreements, area of mutual interest agreements, seismic licenses and agreements, and non-competition agreements, (m) constituting gas purchase agreements, gas balancing agreements, oil, gas, and condensate purchase and sale agreements, dry hole agreements, bottom hole agreements, saltwater disposal agreements, servicing contracts, production purchase, gathering and processing agreements, Third Party contractor or supplier agreements, marketing agreements, and other Contracts principally related to real property or oil and gas interests that involve aggregate payments by or to the Company or any of its Subsidiaries in excess of $75,000 in any 12-month period or more than $75,000 through the remaining term of the agreement (other than the Precedence Agreements), (n) that contains a change of control provision which would be triggered by this Agreement or the Transactions, (o) relating to the disposition of the assets or securities of the Company or any Subsidiary (other than in the ordinary course of business or the Precedence Agreements) or any merger or other business combination involving the Company or any Subsidiary (other than the Precedence Agreements), (p) between the Company or any Subsidiary, on the one hand, and any Affiliate of any Seller, the Company or any Subsidiary, on the other hand (other than the Precedence Agreements), (q) that contains a preference right of purchase or sale that would be triggered by this Agreement or the Transactions, or (r) the loss of which would reasonably be expected to have a Company Material Adverse Effect.

“Mineral Interest” means any and all of the following types of interests owned or held by the Company or any of its Subsidiaries at the Closing:  (a) the oil and gas leases, oil gas and mineral servitudes and leases affecting, relating to, covering or granting any right to any hydrocarbons in place and the leasehold interests and estates in the nature of working or operating interests under such leases, as well as all working interests, overriding royalty interests, royalty interests, reversionary interests, net profits interests, rights to take royalties in-kind, carried interests, rights of recoupment and other interests in, under or relating to such leases, (b) mineral fee interests and royalty interests constituting, affecting, relating to, covering or granting any right to any hydrocarbons in place, (c) any economic or contractual rights, options or interests in and to any of the foregoing, including any sublease, farm-out or farm-in agreement or production payment affecting any interest or estate in hydrocarbons in place, (d) any and all rights and interests in, to and under, or derived from, any pooling, unitization, communitization, production sharing or similar agreement, order or declaration (including all units formed by voluntary agreement and those formed under the rules, regulations, orders or other official acts of any Governmental Authority having appropriate jurisdiction) and (e) any other interests in the production of hydrocarbons or other minerals or substances from the lands (or lands pooled therewith) owned, leased or interests held therein, and (f) any and all fee interests and surface interests and other real property interests, including any easements, rights of way, servitudes, franchises, surface leases and wells (whether producing, unplugged, plugged and abandoned, shut-in, injection, disposal or water supply) that are situated upon, or held for use by, the Company in connection with the ownership, operation, maintenance or repair of the interests, in each case, provided that the interests referenced in this subsection (f) directly relate to the interests described in the preceding sections (a) though (e) herein.

“Non-Acquired Entities” means, collectively, Virco West, LLC, Virco Realty, LLC and Little Muskingum Drilling, LLC.

“Other Litigation Matters” means those matters identified as such in Schedule 3.6.

“Order” means any order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction, or other similar determination or finding by, before, or under the supervision of any Governmental Authority, arbitrator, or mediator.

“Organizational Document” means the articles of incorporation, certificate of incorporation, charter, bylaws, articles or certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a Person, including any amendments thereto.

“Permits” means permits, licenses, certificates, consents, approvals, notices, waivers, franchises, registrations, filings, accreditations, entitlements, plans, surveys, relocation plans, environmental impact reports and other authorizations required by any Law or Governmental Authority.

“Permitted Encumbrances” means (a) statutory liens for current period Taxes or assessments not yet delinquent; (b) materialman’s, mechanic’s, repairman’s, contractor’s, operator’s and other similar liens or charges arising in the ordinary course of business for amounts not yet delinquent (including any amounts being withheld as provided by Law), or if delinquent, being contested in good faith by appropriate actions; provided, such lien being contested does not materially interfere with the ownership or use of, or the ability to convey title to, the applicable assets as currently used by the Company and its Subsidiaries; (c) zoning, entitlement and other land use restrictions promulgated by any Governmental Authority; (d) deposits to secure performance bonds, trade contracts or leases; and (e) liens of sellers of goods to the Company arising under Article 2 of the Uniform Commercial Code.

“Person” means any individual, corporation, partnership, limited liability company, association, trust, joint venture, unincorporated organization or Governmental Authority.

“Pre-Closing Tax Period” means any taxable period ending on and including the Closing Date.

“Precedence Agreements” means, collectively, the Virco West Agreement, the GreenHunter Purchase Agreements, the Little Muskingum Redemption Agreement, and the Virco Realty Property Agreement.

“Precedence Transactions” means, collectively, the Virco West Assignment, the GreenHunter Purchase Transaction, the Little Muskingum Buy-Out, and the Virco Realty Property Assignment.

“Proceeding” means any action, appeal, petition, plea, charge, complaint, claim, suit, demand, litigation, arbitration, mediation, hearing, inquiry, investigation or similar event, occurrence, or proceeding.

“Purchaser Indemnified Persons” means (i) Purchaser, MHR, their respective Affiliates and their respective officers, directors, employees, agents, representatives, controlling Persons, and stockholders and members, and (ii) if the Closing occurs, the Company and any of its Subsidiaries being acquired by Purchaser pursuant to this Agreement.

“Receivables” means all receivables of the Company and its Subsidiaries, including all Contracts in transit, manufacturers’ warranty receivables, notes, accounts receivable, trade account receivables, and insurance proceeds receivable.

“Release” means any release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, depositing, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Retained Litigation Matters” means those matters identified as such in Schedule 3.6.

“Rolling Stock Assets” means the rolling stock, trucks, forklifts, dozers, backhoes, vehicles and other similar transportation equipment of the Company and its Subsidiaries.

“Sarbanes—Oxley Act” means the Sarbanes—Oxley Act of 2002 (Pub. L. 107-204, 116 Stat. 745, enacted July 29, 2002), as amended, and the regulations promulgated thereunder.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Seller Expenses”  means any and all fees and expenses incurred by or on behalf of the Seller Parties in connection with the transactions contemplated by this Agreement, including without limitation legal fees and expenses, accounting fees and expenses, and brokerage and investment banking fees and expenses, in each case which have been paid or are payable by the Company or any Subsidiary.

“Seller Indemnified Persons” means (i) Sellers, their respective Affiliates, and their heirs, estates, agents and representatives, and (ii) until the Closing occurs, the Company and any of its Subsidiaries being acquired by Purchaser pursuant to this Agreement.

“Seller Representative” means Robert T. Healey, or in the event that Robert T. Healey is unwilling or unable to act in such capacity, Robert T. Healey, Jr.

“Series E Preferred Stock” means the 8.0% Series E Cumulative Convertible Preferred Stock of MHR, par value of $0.01 per share, with a liquidation preference of $25,000.00 per share.

“Subsidiary” when used with respect to any Person, means any corporation or other organization, whether incorporated or unincorporated, (a) of which such Person or any direct or indirect Subsidiary of such Person is a general partner, (b) of which such Person directly or indirectly owns at least 50% of the securities or other Equity Interests which have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, or (c) over which such Person exercises control, is directly or indirectly owned or controlled by such Person or by any one or more of its direct or indirect Subsidiaries, or by such Person and one or more of its direct or indirect Subsidiaries; provided, however, that each reference to the term “Subsidiary” in Section 3 only shall not be deemed to include the Non-Acquired Entities unless expressly indicated to the contrary.

“Tax” or “Taxes” “ means (a) any and all U.S. or foreign federal, state, or local taxes or levies of any kind and any and all other like assessments, customs, duties, imposts, charges or fees, including income, gross receipts, license, payroll, parking, excise, severance, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, employment, unemployment, wage, production, disability, occupation, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, capital stock, capital gains, net worth, stamp, documentary, or other taxes or other charges imposed by or on behalf of or payable to any Tax authority, together with any interest, fines, penalties, assessments, or additions resulting from, attributable to, or incurred in connection with any of the foregoing (whether or not disputed), (b) any Liability for the payment of any amounts of the type described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Tax period, including pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision under state, local or foreign Law), and (c) any Liability for the payment of any amounts of the type described in clause (a) or (b) of this definition as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party” means any Person or group other than the Company, the Sellers, Purchaser, MHR or any Affiliate of any of the foregoing.

“Transactions” means all of the transactions contemplated by this Agreement, including (a) the sale of the Shares by Sellers to Purchaser and Purchaser’s delivery of the Closing Cash Purchase Amount and Depositary Share Consideration therefor, (b) the execution, delivery, and performance of all of the documents, instruments and agreements to be executed, delivered, and performed in connection herewith, including each Transaction Document, and (c) the performance by Purchaser and the Seller Parties of their respective covenants and obligations (pre- and post-Closing) under this Agreement.

“Transaction Documents” means this Agreement, the Escrow Agreement, the Precedence Agreements, and the other agreements, documents and certificates required to be delivered hereunder.

“Transaction Bonuses” means the incentive compensation payable to certain employees of the Company upon the consummation of the Transactions, payable at the Closing in the amounts and to the individuals set forth in Exhibit D attached hereto.

“Treasury Regulations” means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code.  All references herein to sections of the Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute proposed or final Regulations.

“Virco Realty Acquired Property” means the parcels and tracts of land located at The Cairo, West Virginia, Route 31, Ritchie County, West Virginia 26337, including, all improvements, appurtenances, and Mineral Interests relating thereto.

“Virco Realty Property Agreement” means the property deed, attached hereto as Exhibit I, to be executed by Virco Realty, LLC and the Company.

“Virco Realty Property Assignment” means the assignment of all of Virco Realty, LLC’s right, title and interest in the Virco Realty Acquired Property to the Company for the benefit of Purchaser and MHR upon Closing, pursuant to and in accordance with the Virco Real Property Agreement.

“Virco West Agreement” means the Assignment Agreement, attached hereto as Exhibit H, to be executed by the Company and the Sellers.

“Virco West Assignment” means the assignment of the Company’s membership interests in Virco West, LLC to the Sellers pursuant to and in accordance with the Virco West Agreement.

ARTICLE 2

PURCHASE AND SALE OF SHARES, CLOSING

Section 2.1             Purchase and Sale of Shares.

(a)           On and subject to the terms and conditions set forth herein, at the Closing each Seller shall sell to Purchaser, and Purchaser shall purchase from each Seller, that number of shares of Company Stock set forth next to each Seller’s name on Exhibit A (collectively, the “Shares”), free and clear of all Encumbrances, for the consideration specified in Section 2.2.

(b)           Notwithstanding anything to the contrary contained herein but subject to Section 11.5, Purchaser is not acquiring any right, title and interest in, and the Sellers specifically retain any and all Liabilities arising out of, or relating to, the Retained Litigation Matters.

(c)           Notwithstanding anything to the contrary contained herein, Purchaser is not acquiring any right, title and interest in, or Liability arising out of or relating to, the Non-Acquired Entities.

Section 2.2             Closing Payments.  At the Closing, in consideration for the Shares and the Sellers’ performance of the other covenants and agreements herein:

(a)           Purchaser shall pay by wire transfer of immediately available funds the following amounts:

(i)            first, to such account or accounts designated in writing by the Company to Purchaser not fewer than three Business Days prior to the Closing Date in accordance with the list of the Seller Expenses and related invoices, in form reasonably acceptable to Purchaser (the “List of Seller Expenses”), delivered to Purchaser relating to the Seller Expenses not later than three Business Days prior to the Closing Date, the aggregate amount required to pay and satisfy in full all such estimated Seller Expenses;

(ii)           second, to such account or accounts designated in writing by the Company to Purchaser not fewer than three Business Days prior to the Closing Date, the aggregate amount required to pay and satisfy in full all Transaction Bonuses; and

(iii)          third, to such account designated in writing to Purchaser by Seller Representative, on behalf of the Sellers, to be delivered by Seller Representative to the Sellers in proportion to their respective Equity Interests in the Company as of the Closing, as set forth in Exhibit A, an aggregate amount (the “Closing Cash Purchase Amount”) equal to (A) the Aggregate Cash Purchase Price, minus (B) the sum of (x) the amount paid pursuant to clauses (i) and (ii) above, (y) the Fractional Share Elimination Cost determined pursuant to Section 2.2(b) and (z) the sum of any amounts relating to breaches of the Effective Date Covenants set forth in Section 2.2(d).

(b)           MHR shall deliver to Seller Representative, on behalf of the Sellers, to be delivered by Seller Representative to the Sellers in proportion to their respective Equity Interests in the Company as of the Closing, as set forth in Exhibit A, certificates evidencing 2,586,850 Depositary Shares representing an interest in an aggregate of 2,586.85 shares of Series E

Preferred Stock (the “Depositary Share Consideration”); provided, however, the number of Depositary Shares will be divided among the Sellers so each will receive such Seller’s proportion of the Depositary Share Consideration rounded up to the nearest whole Depositary Share and the Closing Cash Purchase Amount will be reduced accordingly to account for the upward adjustment to the whole number of depositary shares (the “Fractional Share Elimination Cost”).

(c)           MHR shall deliver to the Escrow Agent, on behalf of the Sellers and Purchaser, certificates evidencing 188,000 Depositary Shares representing an interest in an aggregate of 188 shares of the Series E Preferred Stock (the “Escrow Deposit”) for deposit pursuant to the Escrow Agreement.

(d)           The Parties intend, understand and agree that they have agreed on the Closing Cash Purchase Amount and the Depositary Consideration based on an “Effective Date” of January 1, 2012, and therefore, except as expressly provided in the Precedence Agreements, (i) the Company and its Subsidiaries (including for purposes of this Section 2.2(d) the Non-Acquired Entities) shall be treated in all respects as having been operated solely for the benefit of Purchaser from and after such date, (ii) the Company and its Subsidiaries have operated their business in the ordinary course since January 1, 2012, (iii) all profits resulting from the Company’s and its Subsidiaries’ operations from and after January 1, 2012 belong exclusively to Purchaser and therefore have been retained by the Company and its Subsidiaries since such date, (iv) since January 1, 2012, the Sellers have made additional capital contributions to the Company in cash in an aggregate amount of $6,027,543, (v) since January 1, 2012 neither the Company nor its Subsidiaries have made any dividends or distributions of cash, cash equivalents or other property to or for the benefit of any Seller or any Affiliate thereof, (vi) since January 1, 2012 neither the Company nor its Subsidiaries have expended or disposed of any cash, cash equivalents or other property outside the ordinary course of business, including by way of example and not by way of limitation, reaching an agreement to settle any Proceeding or through any of the actions described in Section 3.18 (the items encompassed by this Section 2.2(d) being collectively called the “Effective Date Covenants”).  Notwithstanding the foregoing, the Parties agree that the payments set forth in Schedule 2.2(d), in the amounts and to the persons as set forth therein, shall not be deemed to be a breach or violation of the Effective Date Covenants by the Company.

Section 2.3             Purchase Price Allocation.  The Parties agree to allocate the “aggregate deemed sales price” and “adjusted gross-up basis” (as defined in the Code and Regulations) that results from the Section 338(h)(10) Election among the assets of the Company or its Subsidiaries (“Deemed Purchase Price”) in accordance with the Code and Treasury Regulations promulgated thereunder, and the principles set forth in Schedule 2.3.  On the Closing Date, the Parties shall complete the allocation of the Deemed Purchase Price among the various classes of assets (as defined on Schedule 2.3) of the Company and, to the extent applicable, the assets of the Company’s Subsidiaries.  Except as required by applicable Law, (a) each Party shall, and shall cause each of their respective Affiliates to, report, act and file all Tax Returns in all respects and for all purposes consistent with the Section 338 Allocation or Schedule 2.3, and (b) no Party shall, or shall cause any of its Affiliates to, take any position that is inconsistent with the Section 338 Allocation.

Section 2.4             The Closing.  The closing of the purchase and sale of the Shares (the “Closing”) will take place at the offices of Fulbright & Jaworski L.L.P., 1301 McKinney, Suite 5100, Houston, Texas 77010, commencing at 9:00 a.m., local time, on November 2, 2012, or as soon as practicable thereafter following the satisfaction or waiver of the conditions to the Closing set forth in Article 7 (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) or at such other place, time and date as the Parties may agree in writing (the “Closing Date”).

Section 2.5             Deliveries at the Closing.  At the Closing:

(a)           Sellers will deliver to Purchaser:

(i)            stock certificates representing the Shares, free and clear of all Encumbrances, duly endorsed for transfer (or accompanied by duly executed stock powers), with signatures guaranteed by a member of the Medallion Signatures Program, with any and all required stock transfer tax stamps affixed thereto,

(ii)           a certificate, duly executed by or on behalf of Seller Representative and the Company, as to whether each condition specified in Section 7.2(a), (b) and (m) has been satisfied,

(iii)          a certificate of incorporation (or equivalent governing document) and good standing/existence of the Company and each of its Subsidiaries, (other than the Non-Acquired Entities) certified by an appropriate authority of the Governmental Authority issuing such certificate, each dated within five days of the Closing Date,

(iv)          a certificate of the secretary or an assistant secretary of the Company (A) certifying the names and signatures of the officers of the Company authorized to sign this Agreement and the other documents to be delivered under this Agreement, (B) attaching copies of resolutions adopted by the board of directors of the Company authorizing the execution, delivery and performance of this Agreement, the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and (C) attaching the by-laws (or equivalent governing document) of the Company and each of its Subsidiaries (other than the Non-Acquired Entities),

(v)           the resignation, effective as of the Closing, of each of the directors and officers of the Company and its Subsidiaries (other than the Non-Acquired Entities), provided, that notwithstanding any such resignation, Mr. Nepa will remain authorized to sign any Income Tax Return for any period prior to the Closing Date,

(vi)          a certificate, duly executed by each Seller, conforming to the requirements of Treasury Regulation Section 1.1445-2(b)(2) stating that each such Seller is not a “foreign person’ within the meaning of Section 1445 of the Code, in form and substance reasonably satisfactory to Purchaser,

(vii)         the Section 338(h)(10) Election Forms, duly executed by each Seller and, if applicable, such Seller’s spouse,

(viii)        the Escrow Agreement, duly executed by Seller Representative and the Escrow Agent,

(ix)           cancelled promissory notes, releases or other evidence reasonably satisfactory to Purchaser that the Sellers have paid off in full all Funded Indebtedness (as defined in Section 3.4(c)) of the Company, together with executed UCC Termination Statements and mortgage releases (or other releases reasonably satisfactory to Purchaser) to evidence the release of any and all Encumbrances (other than Permitted Encumbrances) for Indebtedness on any and all assets owned by the Company and its Subsidiaries,

(x)            all books and records of the Company, wherever located, and of any nature whatsoever, in accordance with and pursuant to Section 11.1 (except for organizational books and records of the Company and its Subsidiaries, that will be delivered at the Closing),

(xi)           a copy of the Virco West Agreement executed on behalf of the Company and the Sellers,

(xii)          a copy of the Little Muskingum Redemption Agreement executed by Little Muskingum Drilling, LLC, the Company, Carl Heinrich and his Affiliates,

(xiii)         a copy of the Virco Realty Property Agreement, executed by Virco Realty, LLC and the Company, and

(xiv)        such other documents and instruments as Purchaser may  reasonably request in such form and substance as reasonably satisfactory to Purchaser and its counsel, including spousal community property consents from the spouses of any Sellers who reside in a community property state.

(b)           Purchaser will deliver to Seller Representative:

(i)            the Closing Cash Purchase Amount pursuant to Section 2.2(a),

(ii)           the Depositary Share Consideration pursuant to Section 2.2(a),

(iii)          a certificate, duly executed on behalf of Purchaser, as to whether each condition specified in Section 7.1(a) and (b) has been satisfied,

(iv)          a certificate of incorporation (or equivalent governing document) and good standing/existence of MHR and Purchaser certified by an appropriate authority of the Governmental Authority issuing such certificate, each dated within five days of the Closing Date,

(v)           A certificate of the secretary or an assistant secretary of each of Purchaser and MHR (A) certifying the names and signatures of the officers of Purchaser and MHR authorized to sign this Agreement and the other documents to be delivered under this Agreement, (B) attaching copies of resolutions adopted by the board of directors of each of Purchaser and MHR authorizing the execution, delivery and performance of this Agreement, the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and (C) attaching the by-laws (or equivalent governing document) of each of Purchaser and MHR,

(vi)          the Escrow Agreement, duly executed on behalf of Purchaser, MHR and the Escrow Agent, and

(vii)         such other documents and instruments as Seller Representative may  reasonably request in such form and substance as reasonably satisfactory to Seller Representative and its counsel.

(c)           MHR will deliver to the Escrow Agent the Escrow Deposit pursuant to Section 2.2(c).

(d)           The Company will distribute the GreenHunter Consideration to the Sellers.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY

Except as set forth in the Schedules delivered by the Seller Parties to Purchaser on the date hereof (the “Schedules”) (including Supplemental Disclosures to the extent provided herein), each Seller Party represents and warrants to Purchaser that the statements contained in this Article 3 are correct and complete as of the date hereof and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article 3):

Section 3.1             Existence and Qualification.  The Company and each of its Subsidiaries is an entity duly created, formed or organized, validly existing and in good standing under the Laws of the jurisdiction of its creation, formation, or organization, and is duly authorized to conduct its business and is in good standing under the Laws of each jurisdiction where such qualification is required, except where the failure to be so organized, existing and in good standing or to have such power and authority would not have or result in, individually or in the aggregate, a Company Material Adverse Effect.  The Company and each of its Subsidiaries has the requisite power and authority necessary to own or lease its properties and to carry on its business as now conducted and as presently proposed to be conducted.  Schedule 3.1 lists each of the directors and officers of the Company and its Subsidiaries.  The Company and each of its Subsidiaries is not in Breach of any provision of their respective Organizational Documents.  There is no pending or threatened Proceeding for the dissolution, liquidation, insolvency, or rehabilitation of the Company or any of its Subsidiaries.

Section 3.2             Power and Authority, Enforceability.  The Company has taken all action necessary to authorize the execution and delivery of each Transaction Document to which it is a party, the performance of its obligations hereunder and thereunder, and the consummation of the Transactions. Each Transaction Document to which the Company is a party has been duly authorized, executed and delivered by, and is Enforceable against, the Company.  The Company has the relevant entity power and authority necessary to execute and deliver each Transaction

Document to which it is a party and to perform and consummate the Transactions.  No Subsidiary of the Company is a party to a Transaction Document.

Section 3.3             No Violation.  Except as set forth in Schedule 3.3, the execution and delivery of the applicable Transaction Documents by the Company, the performance of its obligations hereunder and thereunder, and the consummation of the Transactions by the Company will not (a) Breach any Law or Order to which the Company or any of its Subsidiaries is subject or any provision of the Organizational Documents of the Company or any of its Subsidiaries, (b) Breach any Contract, Order or Permit to which the Company or any of its Subsidiaries is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Encumbrance upon any of its assets), (c) require any Consent, or (d) cause or increase the Taxes of the Company or any of its Subsidiaries or subject the assets of the Company or any of its Subsidiaries to any Tax.

Section 3.4             Capitalization; Funded Indebtedness.

(a)           The Company’s authorized Equity Interests consist of 103,000 shares of common stock, no par value per share, consisting of 3,000 shares of Series A common stock and 100,000 shares of Series B common stock, of which (i) 3,000 shares of Series A common stock are issued and outstanding, (ii) 80,099 shares of Series B common stock are issued and outstanding, (iii) no shares of Series A common stock are held in treasury, and (iv) no shares of Series B common stock are held in treasury.  The Shares constitute all of the issued and outstanding capital stock of the Company.

(b)           All of the issued and outstanding Shares (i) have been duly authorized and are validly issued, fully paid, and non-assessable, (ii) were issued in compliance with all applicable state and federal securities Laws, (iii) were not issued in Breach of any Commitments, and (iv) are held of record and beneficially by the respective Sellers as set forth in Exhibit A.  No Commitments exist with respect to any Equity Interest of the Company (except for this Agreement), and no such Commitments will arise in connection with or as a result of the Transactions (except as set forth in this Agreement).  There are no Contracts with respect to the voting or transfer of the Company’s Equity Interests.  The Company is not obligated to redeem or otherwise acquire any of its outstanding Equity Interests.  There are no outstanding or authorized Commitments of any kind that could require the Company or any of its Subsidiaries to issue or sell any of their Equity Interests (or securities convertible into or exchangeable for their Equity Interests).

(c)           Schedule 3.4 sets forth the total funded Indebtedness of the Company and its Subsidiaries, including without limitation all debt to banks and financial institutions, all secured Indebtedness and all capital lease obligations (collectively, “Funded Indebtedness”).  As of the date hereof and as of the Closing Date, no trade payables of the Company or any of its Subsidiaries were delinquent such that they could, individually or in the aggregate, reasonably be expected to result in an Encumbrance.

Section 3.5             Subsidiaries.

(a)           Set forth on Schedule 3.5(a) is a list of each Subsidiary of the Company, except for the Non-Acquired Entities, which includes (a) its name and jurisdiction of creation, formation, or organization, (b) the number of authorized Equity Interests of each class of its Equity Interests, (c) the number of issued and outstanding Equity Interests of each class of its Equity Interests, the names of the holders thereof, and the number of Equity Interests held by each such holder, and (d) the number of Equity Interests held in treasury.  All of the issued and outstanding Equity Interests of each Subsidiary have been duly authorized and are validly issued, fully paid, and non-assessable.  The Company and each of its Subsidiaries hold of record and own beneficially all of the outstanding Equity Interests of the Company’s Subsidiaries, free and clear of any Encumbrances (other than restrictions under the Securities Act and state securities Laws).  There are no outstanding or authorized Commitments with respect to any Subsidiary of the Company or its Equity Interests and no such Commitments will arise in connection with or as a result of the Transactions.  There are no Contracts with respect to the voting or transfer of any Equity Interests of any Subsidiary of the Company.  No Subsidiary of the Company is obligated to redeem or otherwise acquire any of its Equity Interests.

(b)           Set forth on Schedule 3.5(b) is a list of each Person that the Company or any of its Subsidiaries control, directly or indirectly, or have any direct or indirect Equity Interest in that is not a Subsidiary of the Company listed on Schedule 3.5(a).

Section 3.6             Litigation.   Schedule 3.6 sets forth each instance in which the Company or any of its Subsidiaries (a) is subject to any outstanding Order or (b) is a party to any Proceeding, or (c) has been threatened in writing to be made a party to any Proceeding.  No Proceeding required to be listed in Schedule 3.6 questions the Enforceability of this Agreement or the Transactions, or could result in any Company Material Adverse Change.  To the Knowledge and good faith belief of the Seller Parties, the aggregate amount of Damages the Company and its Subsidiaries may suffer or incur that results from, relates to, arises out of, or is attributable to, the Retained Litigation Matters shall not exceed $2,800,000.  The Company and its Subsidiaries have conducted the defense of the Retained Litigation Matters and the Other Litigation Matters actively and diligently.  The Company has provided Purchaser with true, correct and complete copies of any and all settlement agreements (or similar documents) entered into by the Company or any of its Subsidiaries with respect to any of Proceedings set forth in Schedule 3.6 (including Pioneer Drilling Services, Ltd. v. VIRCO, et. al., Civil Action No. 11-C-67) and the Company and its Subsidiaries have not made any settlement payments or committed to make any settlement payments in connection with such matters.

Section 3.7             Taxes.  Except as set forth on Schedule 3.7:

(a)           All income, franchise and other material Tax Returns required by Law to be filed by or with respect to any member of the Company Group have been timely filed (taking into account any valid extensions), and all such Tax Returns are true, complete and correct in all material respects.

(b)           No member of the Company Group is currently the beneficiary of any extension of time within which to file any Tax Return.  All Taxes due and owing by or with respect to any member of the Company Group (whether or not shown on any Tax Return) have been timely paid (taking into account any valid extensions) and all other Taxes of the members of the Company Group either (i) have been paid or (ii) did not, as of the last date of the Latest Balance Sheet, exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Latest Balance Sheet (rather than in any notes thereto). Since the date of the Latest Balance Sheet, no member of the Company Group has (i) made or revoked any material election in respect of Taxes, (ii) changed any accounting method in respect of Taxes, (iii) prepared any Tax Returns in a manner which is not consistent with the past custom and practice with respect to the treatment of items on such Tax Returns, (iv) filed any amendment to a Tax Return that will or may increase the Tax Liability of any member of the Company Group after the Closing, (v) incurred any Liability for Taxes other than in the ordinary course of business, (vi) settled any claim or assessment in respect of Taxes, (vii) consented to the extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes with any Governmental Authority, or (viii) surrendered any right to claim a refund of Taxes.

(c)           No member of the Company Group has received written notification from a Governmental Authority in a jurisdiction where any member of the Company Group does not file Tax Returns that the member of the Company Group is or may be subject to taxation by that jurisdiction.

(d)           No power of attorney granted by a member of the Company Group with respect to any Taxes is currently in force.

(e)           No extensions of statutes of limitations have been given with respect to any Taxes of any member of the Company Group that would have a continuing effect after Closing, and no member of the Company Group has agreed to any extension of time with respect to a Tax assessment or deficiency that would have a continuing effect after Closing.

(f)            There is no ongoing audit, suit, or administrative proceeding by any Governmental Authority pending or threatened in writing against any member of the Company Group with respect to Taxes.

(g)           Except for Taxes not yet due and payable, there are no Encumbrances for unpaid Taxes upon any of the assets of any member of the Company Group.

(h)           True and complete copies of all Tax Returns of or with respect to each member of Company Group for all Tax years ending on or after December 31, 2008, and true and complete copies of all audit or examination reports, notices of proposed adjustments, statements of deficiencies or similar correspondence received with respect to any member of the Company Group on or after December 31, 2008 have been made available to Purchaser.

(i)            No member of the Company Group is a party to any Tax sharing, Tax allocation or Tax indemnity, agreement (other than any such agreements solely among the members of the Company Group).

(j)            Each member of the Company Group has withheld and paid all Taxes which any member of the Company Group was required to withhold and pay in connection with any amounts paid or owing to any employee, independent contractor, creditor, Seller or Third

Party, and each member of the Company Group has properly received and maintained any and all certificates, forms, and other documents in compliance with applicable Laws.

(k)           No member of the Company Group has participated in, is currently participating in, or has any Liability for the payment of any Tax resulting from a Person’s participation in: a “reportable transaction” within the meaning of Section 6707A(c) of the Code and Treasury Regulations Section 1.6011-4(b).

(l)            During the past two years, no member of the Company Group has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed by Section 355 or 361 of the Code. Except as set forth on Schedule 3.7, no member of the Company Group is a party to any joint venture, partnership, contract or other arrangement that has been treated as a partnership for federal, state or local Tax purposes. To the extent a member of the Company Group owns an interest in an entity classified as a partnership for federal, state, or local Tax Laws, Purchaser will have the unilateral right exercisable in its sole discretion to require the partnership to make an election under Section 754 of the Code in connection with the Transactions.

(m)          No member of the Company Group is or, during the past ten years, has been a member of any consolidated, combined, affiliated, unitary or aggregate group for Tax purposes (other than a group in which the common parent is the Company). No member of the Company Group has any Liability for the Taxes of any other Person (other than a member of the Company Group) under Treasury Regulation Section 1.1502-6 (or any corresponding or similar provision of federal, state, local or foreign Tax Law) or as a transferee or successor, whether by contract or otherwise.

(n)           The Company has made a valid election to be an S corporation pursuant to Section 1362 of the Code, and valid state S corporation elections, where applicable beginning with its first taxable year (“Commencement Date”) as a corporation for federal tax purposes. The Company has been a valid S corporation for all U.S. federal and state Tax purposes (where applicable) at all times since the Commencement Date and will continue to be a valid S corporation through the Closing Date to the Closing. No Governmental Authority has challenged or is challenging the Company’s qualification as an S corporation. The Company will not be liable for any Tax under Section 1374 of the Code (or any analogous provisions of state or  local Law), in connection with the deemed sale of its assets caused by or resulting from the Section 338(h)(10) Elections.

(o)           Each member of the Company Group (other than the Company) (i) has made a valid election to be a qualified subchapter S subsidiary (as that term is defined in Section 1361(b)(3)(B) of the Code (and valid state S corporation election, where applicable), and such member has been a valid qualified subchapter S subsidiary for U.S. federal and state Tax purposes (where applicable) at all times since organization or formation and will be a qualified subchapter S subsidiary at the time of the Closing, (ii) has at all times since its formation been, and at the time of Closing will be, a disregarded entity for U.S. federal income tax purposes (and state and local Tax purposes where applicable), and no election has been filed or made to change any such member’ status as a disregarded entity for U.S. federal income Tax purposes (and state, and local Tax purposes where applicable), or (iii) has at all times since its formation been properly classified as a partnership for U.S. federal Tax purposes (and state and local Tax purposes, where applicable).

(p)           No member of the Company Group has, in the past ten years, acquired assets from another corporation in a transaction in which the member’s tax basis for the acquired assets was determined, in whole or in part, by reference to the tax basis of the acquired assets in the hands of the transferor.

Section 3.8            Environmental Matters.

(a)           To the Knowledge of the Seller Parties, the Company and each of its Subsidiaries are and have been in compliance with, and have been operated in compliance with, all Environmental Laws. Neither the Company nor any of its Subsidiaries has received from any Person any (i) Environmental Notice or Environmental Claim, or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.

(b)           Except as set forth in Schedule 3.8, there are no actions, suits, claims, investigations, inquiries or Proceedings pending, or to the Knowledge of the Seller Parties, threatened in writing with respect to the Company or any of its Subsidiaries that pertain or relate to (i) violations of Environmental Law, (ii) any remediation obligations under applicable Environmental Laws, (iii) personal injury or property damage claims relating to a Release or threatened Release of Hazardous Materials, or (iv) response, removal, or remedial costs under CERCLA or any similar state law.

(c)           To the Knowledge of the Seller Parties, no Hazardous Materials have been generated, manufactured, stored, transported, treated, recycled, disposed of, Released or otherwise handled in any way on, at, under, or about any real property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries, except in compliance with Environmental Laws.

(d)           Sellers have provided Purchaser with copies of all environmental audits, evaluations, assessments, studies, tests or other evaluations of any real property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries that are in the possession or subject to the control of Sellers or any of their consultants, agents or representatives.

Section 3.9            Compliance with Laws.  The Company and each of its Subsidiaries is, and since January 1, 2008 has been, in compliance with all applicable Laws, and no Proceeding is pending or threatened against such Persons alleging any failure to so comply.

Section 3.10          Material Contracts.  Schedule 3.10 lists each Material Contract to which the Company or any of its Subsidiaries is currently a party or has been a party since the Effective Date. Sellers have delivered to Purchaser a correct and complete copy of each written Material Contract (as amended to the date hereof) and there are no oral Material Contracts. With respect to each Material Contract (a) such Material Contract is Enforceable, (b) such Material Contract will continue to be Enforceable in accordance with its terms following the consummation of the Transactions, and (c) the Company and its Subsidiaries and, to the Knowledge of the Seller

Parties no Third Party, is in Breach, and no event has occurred which, with notice or lapse of time, would constitute a Breach, under such Material Contract. There are no Contracts that contain restrictions or conditions with respect to the transfer, purchase, disposition or voting of the Company Stock or other agreements between the stockholders of the Company with respect to the Company Stock.

Section 3.11          Benefit Plans.

(a)           Schedule 3.11(a) contains a list of each benefit, retirement, employment, compensation, incentive, stock option, restricted stock, stock appreciation right, phantom equity, change in control, severance, vacation, paid time off and fringe-benefit agreement, plan, policy and program, whether or not reduced to writing (i) maintained, sponsored, contributed to, or required to be contributed to by the Company or any of its Subsidiaries, or any trade or business, whether or not incorporated, that together with the Company would be deemed a “single employer” within the meaning of ERISA Section 4001(b) (a “Company ERISA Affiliate”) under which any present or former employee, director, independent contractor or consultant of the Company or any of its Subsidiaries has any present or future right to benefits or had a right to benefits in the seven years preceding the Effective Date, or (ii) under which the Company, any of its Subsidiaries, or any Company ERISA Affiliate has or could reasonably be expected to have any present or future Liability (as listed on Schedule 3.11, collectively the “Benefit Plans”). No Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside the jurisdiction of the United States.

(b)           With respect to each Benefit Plan, the Company has made available to Purchaser a current, correct and complete copy thereof, and (where applicable): (i) the related trust agreement or other funding instrument, (ii) the most recent determination letter or opinion letter, (iii) the summary plan description (including any summaries of material modifications) and other written communications (or a description of any material oral communications) to Benefit Plan participants and/or beneficiaries, (iv) any insurance policies, certificates of coverage, and related documents, and (v) all other contracts related to the administration of the Benefit Plans that the Company or any Subsidiary is a party to.

(c)           Each Benefit Plan complies, in form and operation, with all applicable Laws (including ERISA and the Code). Each Benefit Plan intended to be qualified under Code Section 401(a) is so qualified and any related trust is exempt from federal income Taxes under Code Sections 401(a) and 501(a). All benefits, contributions and premiums required by and due under the terms of each Benefit Plan or applicable Law have been timely paid in accordance with the terms of the Benefit Plan, the terms of all applicable Laws and GAAP. All contributions and payments made or accrued with respect to each Benefit Plan are deductible under Code Section 162 or 404. No amount, or any asset of any Employee Benefit Plan is subject to tax as unrelated business taxable income.

(d)           No Benefit Plan is subject to the minimum funding standards of ERISA Section 302 or Code Section 412 or is a “multi-employer plan” (as defined in ERISA Section 3(37)). No transaction prohibited by ERISA Section 406 and no “prohibited transaction” under Code Section 4975(c) has occurred with respect to any Benefit Plan.

(e)           Other than as required under Code Section 4980B or other applicable Law, no Benefit Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment (other than death benefits when termination occurs upon death).

(f)            There is no pending or, to the Knowledge of the Sellers, threatened action relating to a Benefit Plan.

(g)           No Benefit Plan exists that, as a result of the Transactions, could:  (i) result in the payment to any Employee, director or consultant of any money or other property; (ii) accelerate the vesting of or provide any additional rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any Employee, director or consultant, except as a result of any partial plan termination resulting from this Agreement; or (iii) limit or restrict the ability of Buyer or its Affiliates to merge, amend or terminate any Benefit Plan. Neither the execution of this Agreement nor the consummation of Transactions will result in “excess parachute payments” within the meaning of Code Section 280G.

(h)           Except as described in this Agreement, the Company has no formal plan or commitment, whether legally binding or not, to create any additional Benefit Plan or modify or change any existing Benefit Plan that would affect any employee of the Company, or any spouse, dependent or beneficiary thereof.

(i)            Each Benefit Plan that provides for nonqualified deferred compensation within the meaning of Code Section 409A has at all times complied in form and operation with the requirements of Code Section 409A.

Section 3.12          Severance and Change of Control Agreements.  Schedule 3.12 sets forth a true and complete list of (a) all severance agreements, change of control agreements, employment agreements, retention agreements, incentive plans or other similar plans or arrangements, together with all amendments thereto, between the Company or any of its Subsidiaries, on the one hand, and any director, officer, employee or independent contractor of the Company or any of its Subsidiaries, on the other hand, and (b) the amount payable under such agreement, plan or arrangement (including the name of the Person to whom such obligation is owed, the amount of the obligation and the date or event on which such payment obligation may become due) in connection with (i) the consummation of the Transactions, (ii) the termination of any such Person’s relationship with the Company or its Subsidiaries, or (iii) the retention or continued employment of any such Person.

Section 3.13          Employment Matters.

(a)           Schedule 3.13 sets forth a complete list of all current employees of the Company and each of its Subsidiaries, including date of employment, current title, and compensation (including salary, most recent bonus and next expected bonus), all of whom (unless otherwise indicated on such Schedule) are actively working for the Company as of the Closing Date.

(b)           The Company and each of its Subsidiaries have complied and are in compliance with all Laws pertaining to employment, including Laws governing or regarding the payment of wages or other compensation, employee benefits, employment discrimination and harassment, occupational safety and health, immigration and any and all other Laws governing or pertaining to the terms and conditions of employment. No Proceeding is pending, nor to the Knowledge of the Seller Parties is any Proceeding threatened, against the Company or any of its Subsidiaries alleging any failure to so comply. The Company and each of its Subsidiaries are not in Breach of any Contract for the employment of any individual on a full-time, part-time, consulting, or other basis.

(c)           Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining Contract, nor has any of them experienced any strikes, grievances, claims of unfair labor practices, or other collective bargaining disputes. Neither the Company nor any of its Subsidiaries has committed any unfair labor practice. To the Knowledge of the Seller Parties,  no organizational effort is currently being made or is threatened by or on behalf of any labor union with respect to employees of the Company or any of its Subsidiaries.

Section 3.14          Title to Assets.  Except for Mineral Interests, as to which no representation is being made in this Section 3.14, the Company and each of its Subsidiaries has good, marketable, and indefeasible title to, or a valid leasehold interest in, the properties and assets they use, located on their premises, reflected in the Latest Balance Sheet, or acquired after the date thereof, free and clear of all Encumbrances (other than Permitted Encumbrances), except for properties and assets disposed of in the ordinary course of business since the date of the Latest Balance Sheet and those assets subject to the GreenHunter Purchase Transaction.

Section 3.15          Real Property.  Except for Mineral Interests, as to which no representation is being made in this Section 3.15, Schedule 3.15 lists all real property owned or leased by the Company or any of its Subsidiaries. The Company or its Subsidiaries have good, marketable, and indefeasible title to the real property each owns, including that reflected on Schedule 3.15, subject to no Encumbrance, except for Permitted Encumbrances. Schedule 3.15 also contains an accurate and complete list of all leases and other Contracts in respect of the real property leased by the Company or any of its Subsidiaries, accurate and complete copies of which have been delivered to Purchaser. Except as set forth on Schedule 3.15, all of the leases and Contracts required to be listed on Schedule 3.15 are Enforceable against the Company and each of its Subsidiaries to which they apply, and to the Knowledge of the Seller Parties, the applicable counter-parties (and their successors).

Section 3.16          Company Financial Statements.

(a)           Set forth on Schedule 3.16 are the following financial statements:

(i)            unaudited balance sheets and statements of income, changes in stockholders’ equity, and cash flow as of and for the fiscal years ended December 31, 2009 and 2010 for the Company (collectively, the “Company Financial Statements”),

(ii)           an unaudited balance sheet (the “2011 Balance Sheet”) and statement of income as of and for the fiscal year ended December 31, 2011 (together, the “2011 Financial Statements”), and

(iii)          unaudited balance sheets and statements of income as of and for each monthly period after December 31, 2011 through September 30, 2012 (the “Latest Balance Sheet”) for the Company (together, with the 2011 Financial Statements, the “Other Company Financial Statements”). As of the date of this Agreement, no monthly interim balance sheet or statement of income for the Company, as of and for a date after the date of the Latest Balance Sheet, has been prepared.

(b)           The Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, present fairly the financial condition of the Company as of such dates and the results of operations of the Company for such periods, are correct and complete, and are consistent with the books and records of the Company. The Other Company Financial Statements have been prepared on a modified cash basis of accounting in accordance with the Company’s past practices throughout the periods covered thereby, present fairly the financial condition of the Company as of such dates and the results of operations of the Company for such periods, are consistent with the books and records of the Company.

(c)           Neither the Company nor any Subsidiary has any securitization transactions or “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K promulgated pursuant to the Securities Act).

(d)           No Person that the Company or any of its Subsidiaries has any direct or indirect Equity Interest in has any Liabilities, except for the Non-Acquired Entities.

(e)           The Company had positive net working capital as of the date of the Latest Balance Sheet and upon the Closing will either have positive net working capital or a net working capital deficit not exceeding $5,000,000.

Section 3.17          Liabilities. The Company and each of its Subsidiaries do not have any Liability, except for (a) Liabilities quantified on the face of the Latest Balance Sheet and incurred in the ordinary course of business, and (b) Liabilities which have arisen after the date of the Latest Balance Sheet in the ordinary course of business which, individually or in the aggregate, are not material and are of the same character and nature as the Liabilities quantified on the face of the Latest Balance Sheet none of which results from or relates to any Breach of Contract, Breach of warranty, tort, infringement, or Breach of Law.

Section 3.18          Absence of Certain Changes, Events and Conditions.  Since the Effective Date, there has not been any Company Material Adverse Change. Without limiting the foregoing, since the Effective Date, none of the following have occurred, except as set forth in Schedule 3.18: (a) the Company and its Subsidiaries have not sold, leased, transferred, or assigned any of their assets other than for a fair consideration in the ordinary course of business, (b) the Company and its Subsidiaries have not made any capital expenditure, charitable contribution or other capital contribution (or series of related capital expenditures or contributions) either involving more than $75,000 or outside the ordinary course of business, (c) the Company and its Subsidiaries have not made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions) either involving more than $75,000 or outside the ordinary course of business, (d) the Company and its Subsidiaries have not delayed or postponed the payment of accounts payable or other Liabilities either involving more than $75,000 (individually or in the aggregate) or outside the ordinary course of business, (e) the Company and its Subsidiaries have not compromised or released any Proceeding (or series of related Proceedings) either involving more than $75,000 or outside the ordinary course of business, (f) the Company and its Subsidiaries have not declared, set aside, or paid any dividend or made any distribution with respect to its Equity Interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its Equity Interests, (g) the Company and its Subsidiaries have not made any loan to, or entered into any other transaction with, any of its directors, officers, or employees, (h) the Company and its Subsidiaries have not entered into any employment, collective bargaining, or similar Contract or modified the terms of any such existing Contract, (i) the Company and its Subsidiaries have not committed to pay any bonus (other than the Transaction Bonuses) or granted any increase in the base compensation or made any other changes in employment terms of any director, officer, or employee thereof, (j) there has not been any other occurrence, event, incident, action, failure to act, or transaction with respect to the Company or its Subsidiaries either involving more than $75,000 (individually or in the aggregate) or outside the ordinary course of business, (k) the Company and its Subsidiaries have not made any payment on any Indebtedness (including trade payables) in advance of its regularly scheduled due date, (l) the Company and its Subsidiaries have not made any payment on any Liabilities, Indebtedness or other obligations owed to any Seller Party or any of their Affiliates, (m) the Company and its Subsidiaries have not made any change in its accounting practice, policies or procedures, made any adjustment to its books and records, or re-characterized any assets or Liabilities, (n) the Company and its Subsidiaries have not forgiven or written off any loan or other Indebtedness due them from any Person and (o) the Company and its Subsidiaries have not committed to do any of the foregoing.

Section 3.19          Liability for Brokers’ Fees; Seller Expenses.  The Company and its Subsidiaries do not have any Liability to pay any compensation to any broker, finder, or agent with respect to the Transactions. The List of Seller Expenses delivered by the Company to Purchaser pursuant to Section 2.2(a)(i) is true, correct and complete in all respects and no other amounts are required to pay and satisfy in full any Seller Expenses.

Section 3.20          Records.  The copies of the Organizational Documents of the Company and its Subsidiaries that were provided to Purchaser are accurate and complete and reflect all amendments made through the date of this Agreement. The minute books and other records of the Company and its Subsidiaries made available to Purchaser for review were correct and complete as of the date of such review, no further entries have been made through the date of this Agreement, such minute books and records contain the true signatures of the persons purporting to have signed them, and such minute books and records contain an accurate record of all actions of the stockholders and directors of the Company and its Subsidiaries and taken by written consent, at a meeting, or otherwise since formation.

Section 3.21          Tangible Assets.  Schedule 3.21 sets forth all of the buildings, machinery, vehicles, equipment, and other tangible assets of the Company and its Subsidiaries. The Company and its Subsidiaries own or lease all buildings, machinery, vehicles, equipment, and other tangible assets necessary for the conduct of their businesses as currently conducted and as currently proposed to be conducted. Each Rolling Stock Asset has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it currently is used.

Section 3.22          Insurance.  Schedule 3.22 contains accurate and complete (a) lists as of the date hereof of all insurance policies currently carried by the Company and its Subsidiaries (collectively, the “Insurance Policies”), and (b) lists of all insurance loss runs or workers’ compensation claims for the past three policy years that have been provided to the Company or its Subsidiaries. The Company has requested from its insurance carriers a reasonable period of time in advance of the date of this Agreement copies of all insurance loss runs and workers’ compensation claims received during the past three policy years. The Company has provided Purchaser with true, correct and complete copies of all Insurance Policies of the Company and its Subsidiaries currently in effect. Such Insurance Policies evidence all of the insurance that the Company and its Subsidiaries are required to carry pursuant to their Contracts and Law. Such Insurance Policies are currently in full force and effect. No insurance carried by the Company or any of its Subsidiaries has ever been canceled by the insurer and neither the Company nor any of its Subsidiaries has ever been denied coverage.

Section 3.23          Permits.  To the Knowledge of the Seller Parties, the Company and each of its Subsidiaries possess all Permits required to be obtained for their businesses and operations. Schedule 3.23 sets forth a list of all such Permits. Except as set forth in Schedule 3.23, such Permits are in full force and effect, and the Transactions will not adversely affect them.

Section 3.24          Certain Business Relationships with the Company and its Subsidiaries.  Except as set forth on Schedule 3.24, none of the Sellers or their respective Affiliates is currently involved in any business arrangement or relationship with the Company or any of its Subsidiaries, and none of Sellers and their respective Affiliates owns any asset that is used in the businesses of the Company and its Subsidiaries.

Section 3.25          Disclosure Controls and Procedures; Receivables.

(a)           The Company and each of its Subsidiaries maintain accurate books and records reflecting their respective assets and Liabilities and maintain proper and adequate internal accounting controls which provide assurance that (a) transactions are executed with management’s authorization, (b) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries and to maintain accountability for the assets of the Company and its Subsidiaries, (c) access to the assets of the Company and its Subsidiaries is permitted only in accordance with management’s authorizations, (d) the reporting of the Company and its Subsidiaries’ assets is compared with existing assets at regular intervals, and (e) accounts, notes, and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. This internal control system has not been designed nor tested for compliance with Section 404 of the Sarbanes-Oxley Act.

(b)           All of the Receivables are Enforceable, represent bona fide transactions, arose in the ordinary course of business of the Company, and are reflected properly in its books and records. All of the Receivables are current in accordance with standard practices of companies within the Company’s industry.

Section 3.26          Schedules.  The Seller Parties have provided Purchaser with correct and complete copies of all documents listed or described in the Schedules.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF EACH SELLER

Each Seller represents and warrants, for itself only, to Purchaser that the statements and matters set out in Article 4 are correct and complete as of the date hereof and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article 4):

Section 4.1            Power and Authority, Enforceability.  If such Seller is an individual, such Seller has the requisite competence and authority to execute and deliver each Transaction Document to which he or she is a party, and to perform and consummate the Transactions. If such Seller is an entity, such Seller has the relevant entity power and authority to execute and deliver each Transaction Document to which such Seller is a party, and to perform and consummate the Transactions. Such Seller has taken all actions necessary to authorize the execution and delivery of each Transaction Document to which he or she is a party, the performance of such Seller’s obligations hereunder and thereunder, and the consummation of the Transactions. Each Transaction Document to which such Seller is a party has been duly authorized, executed and delivered by, and (assuming due authorization, execution and delivery by Purchaser and each other party thereto) constitutes the valid and binding obligations of, such Seller, and is Enforceable against such Seller. If such Seller is an entity, such Seller is an entity duly created, formed or organized, validly existing and in good standing under the Laws of the jurisdiction of its creation, formation or organization.

Section 4.2            Share Ownership, Good Title Conveyed.  Such Seller is the holder of record and the beneficial owner of the Shares as set forth next to such Seller’s name in Exhibit A, free and clear of any Encumbrances (other than restrictions under the Securities Act and state securities Laws). Exhibit A also sets forth the home address and state of residency (or, if applicable, principal business address), and federal tax identification number (as applicable) of each Seller as of the date hereof. Such Seller is not a party to any Contract that could require such Seller to sell, transfer or otherwise dispose of any capital stock of the Company or any of its Subsidiaries (other than this Agreement). Such Seller is not a party to any Contract with respect to any capital stock of the Company or any of its Subsidiaries (other than this Agreement). No spousal consent is required under applicable Laws to vest Purchaser with good and valid title to all of the Shares set forth next to such Seller’s name in Exhibit A. The stock certificates, stock powers, endorsements, assignments and other instruments to be executed and delivered by such Seller to Purchaser at the Closing will be valid and binding obligations of such Seller, Enforceable against such Seller, and will effectively vest in Purchaser good and valid title to all of the Shares set forth next to such Seller’s name in Exhibit A.

Section 4.3            Liability for Brokers’ Fees.  Such Seller has no Liability to pay any compensation to any broker, finder, or agent with respect to the Transactions.

Section 4.4            Taxes.  Such Seller is not a “foreign person” as that term is used in Treasury Regulation §1.1445-2.

Section 4.5             Investment Intent.  Such Seller (a) understands that the Depositary Shares comprising the Depositary Share Consideration have not been registered under the Securities Act, or under any state securities Laws, and are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering, (b) is acquiring the Depositary Shares comprising the Depositary Share Consideration solely for such Seller’s own account for investment purposes, and not with a view to the distribution thereof in violation of the Securities Act, (c) is a sophisticated investor with knowledge and experience in business and financial matters, (d) has received certain information concerning Purchaser and MHR and has had the opportunity to obtain additional information as desired to evaluate the merits and the risks inherent in holding the Depositary Shares comprising the Depositary Share Consideration, (e) is able to bear the economic risk and lack of liquidity inherent in holding the Depositary Shares comprising the Depositary Share Consideration, (f) acknowledges that the certificates evidencing the Depositary Shares comprising the Depositary Share Consideration shall be substantially in the form set forth in Schedule 4.5 and shall contain a customary securities law legend, (g) unless otherwise indicated in Schedule 4.5, is an Accredited Investor (as defined in Regulation D promulgated under the Securities Act), and (h) has been furnished the information required under section (b)(2) of Rule 502 under the Securities Act a reasonable time prior to date of this Agreement and the Closing Date.

Section 4.6             No Violation.  The execution and delivery of each Transaction Document to which such Seller is a party and the performance and consummation of the Transactions by such Seller will not (a) Breach any Law or Order to which such Seller is subject and, if such Seller is an entity, any provision of its Organizational Documents, (b) Breach any Contract, Order or Permit to which such Seller is a party or by which such Seller is bound or to which such Seller’s assets are subject, or (c) require any Consent.

Section 4.7             No Other Representations and Warranties.  Except for the representations and warranties contained in Article 3 and Article 4 (including the related Schedules and any Supplemental Disclosures to the extent provided herein) of this Agreement, and in the other Transaction Documents and certificates being delivered hereunder or thereunder, none of the Sellers or the Company has made or makes any other express or implied representation or warranty, either written or oral, on behalf of any Seller or the Company. The Schedules may include matters not required by the terms of the Agreement to be listed on the Schedule, which additional matters are disclosed for purposes of information only, and inclusion of any such matter does not mean that all such matters not required to be disclosed by the terms of the Agreement are included.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser and MHR represent and warrant to the Sellers that the statements and matters set out in Article 5 are correct and complete as of the date hereof and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article 5).

Section 5.1             Existence and Qualification.  Each of MHR and Purchaser is duly formed or organized, validly existing and in good standing under the laws of the State of

Delaware. Each of MHR and Purchaser has the requisite power and authority to own, lease and otherwise hold and operate its properties and other assets and to carry on its businesses as it is now being conducted. Each of MHR and Purchaser is duly qualified to do business, and is in good standing, in each jurisdiction in which the assets owned or leased by MHR and Purchaser makes such qualification necessary.

Section 5.2             Power and Authority, Enforceability.  Each of MHR and Purchaser has the requisite corporate and limited liability company, as applicable, power and authority to execute and deliver each Transaction Document to which it is a party, and to perform and consummate the Transactions.  Each of MHR and Purchaser has taken all actions necessary to authorize the execution and delivery of each Transaction Document to which it is a party, the performance of such Party’s obligations hereunder and thereunder, and the consummation of the Transactions.  Each Transaction Document to which MHR and Purchaser is a party has been duly authorized, executed and delivered by, and (assuming due authorization, execution and delivery by Sellers and each other party thereto) constitutes the valid and binding obligations of, each of MHR and Purchaser, and is Enforceable against MHR and Purchaser.

Section 5.3             No Violation.  The execution and delivery by MHR and Purchaser of each Transaction Document to which it is a party and the performance and consummation of the Transactions by MHR and Purchaser will not (a) Breach any Law or Order to which MHR or Purchaser is subject or any provision of the Organizational Documents of MHR or Purchaser, (b) Breach any Contract, Order or Permit to which MHR or Purchaser is a party or by which MHR or Purchaser is bound or to which MHR’s or Purchaser’s assets are subject, or (c) require any Consent, except for the registration of the Depositary Shares comprising the Depositary Share Consideration under federal and, if applicable, state securities Laws and the approval of such shares for listing on the NYSE MKT.

Section 5.4             Capitalization.  As of October 22, 2012, the authorized capitalization of MHR consisted of (a) 250,000,000 shares of common stock, par value $0.01 per share, of which 168,539,415 shares were issued and outstanding (which excludes 1,380,088 treasury shares), and (b) 10,000,000 shares of preferred stock, par value $0.01 per share, of which (i) 4,000,000 shares of 10.25% Series C Cumulative Perpetual Preferred Stock are authorized and of which 4,000,000 shares were issued and outstanding, (ii) 5,750,000 shares of 8.0% Series D Cumulative Preferred Stock are authorized and of which 4,205,513 shares were issued and outstanding, and (iii) one share of Special Voting Preferred Stock, and of which one share was issued and outstanding. All of the issued and outstanding shares of capital stock of MHR have been duly authorized and are validly issued, fully paid and non-assessable and are free of pre-emptive rights. As of October 22, 2012, other than (a) this Agreement, (b) pursuant to any employee stock or benefit plan, and (c) as disclosed in the MHR SEC Reports, there were no outstanding subscriptions, options, calls, rights, warrants, convertible securities, stock appreciation rights, phantom equity, or other contract, whether or not in writing (including “rights plans” or “poison pills”) obligating MHR or any of its subsidiaries to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of capital stock or other equity interests of MHR or its Subsidiaries.

Section 5.5             Depositary Shares.  The Depositary Shares issuable to Sellers as the Depositary Share Consideration and the Depositary Shares to be deposited pursuant to the Escrow Agreement in accordance with Section 2.2 have been duly authorized and, when issued to Sellers on the Closing Date as part of the consideration for and against transfer of the Shares, will be validly issued, fully paid and non-assessable and free of pre-emptive rights. MHR will convey and deliver to the Sellers the Depositary Shares issuable to Sellers as the Depositary Share Consideration and the Depositary Shares to be deposited pursuant to the Escrow Agreement free and clear of any Encumbrance. The Certificate of Designations for the Series E Preferred Stock shall be substantially in the form attached to this Agreement as Exhibit G.

Section 5.6             MHR SEC Reports, MHR Financial Statements.

(a)           MHR has filed or furnished all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein), required to be filed, furnished, submitted or posted by MHR with the Commission under the Securities Act and Exchange Act, as applicable, since December 31, 2010 (such documents, together with any other documents filed, furnished, submitted or posted by MHR with the Commission since such date, as they may have been supplemented, modified or amended since the time of filing, being referred to collectively as the “MHR SEC Reports”). As of the respective filing dates (or as of the date of any amendment filed with respect thereto) the MHR SEC Reports complied as to form in all material respects with all requirements of the Securities Act and the Exchange Act, as applicable, and none of the MHR SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b)           Each of the financial statements of MHR (including the notes thereto) included in (i) its Annual Report on Form 10-K, as amended, for the year ended December 31, 2011 and (ii) its Quarterly Report on Form 10-Q, as amended, for the six months ended June 30, 2012 (collectively, the “MHR Financial Statements”) complied in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto as of their respective dates, and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto and subject, in the case of quarterly financial statements, to the absence of financial footnotes normal and recurring year-end adjustments). The MHR Financial Statements fairly present, in all material respects, the consolidated financial condition and operating results and cash flows of MHR and its Subsidiaries at the respective dates and during the respective periods indicated therein in accordance with GAAP  (subject to normal year-end adjustments and the absence of financial footnotes in the case of any unaudited interim financial statements).

Section 5.7             Absence of Certain Changes.  Except as disclosed or incorporated by reference in the MHR SEC Reports filed with or furnished to the Commission prior to the date of this Agreement or as contemplated by this Agreement, since June 30, 2012: (a) MHR and its Subsidiaries have conducted its and their respective businesses in the ordinary course of business, except where the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, and (b) there has not been any change or development, which, individually or in the aggregate, has had or would reasonably be expected to have a Purchaser Material Adverse Effect.

Section 5.8             Liability for Brokers’ Fees.  MHR and Purchaser do not have any Liability to pay any compensation to any broker, finder, or agent with respect to the Transactions.

Section 5.9             Exempt Issuance.  Subject to the accuracy of the representations and warranties of the Sellers in this Agreement, the issuance by MHR of the Depositary Shares pursuant to this Agreement is exempt from registration under the Securities Act and applicable state securities laws.

Section 5.10           Financing.  At the Closing, Purchaser will have sufficient cash, available lines of credit or other sources of immediately available funds (in United States dollars) to enable it to pay the Closing Cash Purchase Amount to Sellers.

Section 5.11           Environmental Acknowledgement. Purchaser acknowledges that naturally occurring radioactive material (“NORM”), asbestos, mercury, polychlorinated biphenyls, drilling fluids and chemicals, and produced waters and hydrocarbons may be present in or on the Mineral Interests in quantities typical for oilfield or gas operations in the areas in which the Mineral Interests are located, and the presence of such materials in typical quantities shall not in and of itself constitute a breach of Sellers’ representation made in Section 3.8, provided that such materials listed in this paragraph have been used and managed by the Company in compliance with all applicable Environmental Laws.

Section 5.12           No Other Representations and Warranties.  Except for the representations and warranties contained in Article 5 (including the related Schedules) of this Agreement, and in the other Transaction Documents and certificates being delivered hereunder or thereunder, none of Purchaser or MHR has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Purchaser or MHR. The Schedules may include matters not required by the terms of the Agreement to be listed on the Schedule, which additional matters are disclosed for purposes of information only, and inclusion of any such matter does not mean that all such matters not required to be disclosed by the terms of the Agreement are included.

ARTICLE 6
PRE-CLOSING COVENANTS OF THE PARTIES

The Parties and MHR agree as follows with respect to the period between the execution of this Agreement and the Closing:

Section 6.1             Access.  The Company and each of its Subsidiaries will permit representatives of MHR and Purchaser to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company and its Subsidiaries, to all premises, properties, personnel, books, records, Contracts, and documents pertaining to the Company and any of its Subsidiaries and will promptly furnish copies of all such books, records, Contracts, and documents and all financial, operating, and other data and information as MHR or Purchaser may reasonably request, provided, however, that no investigation pursuant to this Section 6.1 will affect any representations or warranties made herein or the conditions to the obligations of the Parties to consummate the Transactions. All information obtained by Purchaser and its representatives under this Section 6.1 shall be subject to the terms of that certain confidentiality agreement between the Company and MHR, and their respective affiliates, dated effective as of May 15, 2012 (the “Confidentiality Agreement”). Purchaser and MHR shall indemnify, defend and hold harmless Sellers, the Company and their Affiliates from and against all Damages arising out of or relating to such access before the Closing; provided, that this does not apply to any acts constituting gross negligence or willful misconduct by the indemnified Person.

Section 6.2             Confidentiality, Publicity.  No Party, MHR or their respective Affiliates, employees, agents, or representatives shall disclose to any third party this Agreement or the subject matter or terms hereof without the prior written consent of the Company or Purchaser, as the case may be, except (i) as may be required by Law, Proceeding, stock exchange rule, or regulation; (ii) any Party and MHR may disclose any such information to such Party’s and MHR’s Affiliates and its or its Affiliates’ respective employees, lenders, counsel, or accountants which shall also be subject to the requirements of this Section 6.2 and the Confidentiality Agreement; (iii) Purchaser and MHR may make such public disclosure with respect to the execution of this Agreement and the consummation of the Transactions as it so desires; provided, that Purchaser and MHR shall consult with Seller Representative prior to releasing any such public disclosure that specifically references an Affiliated-entity of any Seller Party; and (iv) after the date hereof Purchaser and MHR may communicate with respect to the customers, suppliers, vendors and employees of the Company and its Subsidiaries for purposes of transitioning the businesses of the Company and its Subsidiaries to Purchaser and its Affiliates upon the Closing. No press release or other public announcement related to this Agreement or the Transactions shall be issued by the Seller Parties or any of their Affiliates without Purchaser’s prior written approval.

Section 6.3             Conduct of Business Prior to the Closing.

(a)           General.  Except as may be required in connection with this Agreement or as expressly provided in the Precedence Agreements, neither the Company nor any of its Subsidiaries will engage in any practice, take any action, or enter into any transaction outside the ordinary course of its business or engage in any practice, take any action, or enter into any transaction of the sort described in Section 3.18. Subject to compliance with applicable Law, from the date hereof until the earlier to occur of Closing or the date this Agreement is terminated, the Seller Parties will confer on a regular and frequent basis with one or more representatives of Purchaser to report on operational matters and the general status of the ongoing business, operations, and finances of the Company and its Subsidiaries and will promptly provide to Purchaser or its representatives copies of all filings they make with any Governmental Authority during such period. The Company and each of its Subsidiaries will keep its businesses and properties substantially intact, including its present operations, physical facilities, working conditions, and relationships with lessors, licensors, suppliers, customers, and employees and will not take any action that would detrimentally affect its businesses or properties.

(b)           Tax.  Except as otherwise required under applicable Law, neither the Company nor any of its Subsidiaries will (i) settle or compromise any Tax Liability, (ii) make or change any material Tax election, (iii) make or change any Tax method of accounting, (iv) prepare any Tax Return in a manner that is inconsistent with the past custom and practice with respect to the treatment of items on such Tax Returns, (v) file any amendment to a Tax Return that would increase the Tax Liability of any member of the Company Group after the Closing, (vi) consent to the extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes with any Governmental Authority, and (vii) surrender any right to claim a refund of Taxes. Any proposed action taken under the preceding sentence on the basis that such action is required by applicable Law shall be taken only after notice thereof is provided to Purchaser at least ten days prior to any such action.

(c)           Compensation and Benefit Plans.  The Company agrees as to itself and its Subsidiaries that, except (x) as required by applicable Law, and (y) as to the partial termination of the Viking Yacht Company 401(k) Plan, it will not: (i) enter into, adopt, amend, or terminate any Benefit Plan, (ii) increase in any manner the compensation or fringe benefits of any director, officer or employee, or pay any benefit not required by any Benefit Plan as in effect as of the date hereof or enter into any contract, agreement, commitment or arrangement to do any of the foregoing, (iii) increase in any manner the rate of compensation or amount of fringe benefits of any independent contractor or consultant or pay any benefit not required by any Benefit Plan as in effect as of the date hereof or enter into any contract, agreement, commitment or arrangement to do any of the foregoing, (iv) enter into or renew any contract, agreement, commitment or arrangement (other than a renewal occurring in accordance with the terms of an the applicable Benefit Plan) providing for the payment to any director, officer, employee, independent contractor or consultant of compensation or benefits contingent, or the terms of which are materially altered, upon (A) the occurrence of any of the Transactions, (B) any change of control of the Company, (C) the termination or severance of such individual’s relationship with the Company, or (D) the retention or continued employment of any such individual, or (v) provide for the accelerated vesting or any other modification to any stock option, restricted stock, restricted stock unit, long-term incentive award or other performance-based or equity-based award upon the occurrence of any of the Transactions.

(d)           Insurance.  The Company will not allow any Insurance Policy to lapse prior to the Closing Date and will not extend any Insurance Policy past the Closing Date without the prior written consent of Purchaser.

(e)           Funded Indebtedness.  Sellers shall at Closing pay in full all Funded Indebtedness and use commercially reasonable efforts to have all Encumbrances relating thereto or on any assets of the Company and its Subsidiaries released.

Section 6.4             Notice of Developments.  The Seller Parties will give prompt written notice to Purchaser of any development occurring after the date of this Agreement which reasonably could be expected to cause any of the representations and warranties in Article 3 or Article 4 to be inaccurate as of the date of this Agreement or the Closing Date. Purchaser will give prompt written notice to Seller Representative of any development occurring after the date of this Agreement which reasonably could be expected to cause any of the representations and warranties in Article 5 to be inaccurate as of the date of this Agreement or the Closing Date. No disclosure by any Party pursuant to this Section 6.4 shall be deemed to amend or supplement the Schedules hereto or to prevent or cure any misrepresentation or Breach of warranty or covenant.

Section 6.5             Exclusivity.  Except for the Precedence Transactions, no Seller Party will (a) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any Equity Interests or any substantial portion of the assets of the Company or any of its Subsidiaries (including any acquisition structured as a merger, consolidation, or share exchange), or (b) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. No Seller will vote its Shares in favor of any such transaction. The Seller Parties will notify Purchaser immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing including the terms of any such proposal, offer, inquiry, or contact.

Section 6.6             Affiliated Transactions.  Except as set forth in Schedule 6.6, the Seller Parties will cause all Contracts and transactions by and between Sellers and any Affiliate of Sellers, on the one hand, and the Company or any of its Subsidiaries, on the other hand, to be terminated effective as of the Closing, without any cost or continuing obligation to the Company or any of its Subsidiaries, and will deliver to Purchaser evidence of such terminations that is reasonably acceptable to Purchaser. Notwithstanding the foregoing, the Company will remit employee contributions and employer matching contributions to the trustee of the Viking Yacht Company 401(k) Plan that accrue under the terms of that plan between the end of the Company’s payroll period immediately preceding the Closing through the date of the Closing based on contribution election information provided to the Company by the plan administrator within two business days following Closing.

Section 6.7             Further Assurances, Notices and Consents.  Each Party and MHR will use commercially reasonable efforts to take all actions and to do all things necessary, proper, or advisable to consummate, make effective, and comply with all of the terms of this Agreement and consummate the Transactions (including satisfaction, but not waiver, of the Closing conditions set forth in Article 7). Each Party will give any notices to, make any filings with, and use its commercially reasonable efforts to obtain any Consents of, Governmental Authorities, if any, required or reasonably deemed advisable pursuant to any applicable Law in connection with the Transactions, and will use such Party’s commercially reasonable efforts to agree jointly on a method to overcome any objections by any Governmental Authority to the Transactions.

Section 6.8             Precedence Transactions.  The Seller Parties shall perform all of the respective obligations that the Seller Parties have under the Precedence Agreements (or will have upon the entering into of such agreements) and otherwise use their reasonable best efforts to consummate the Precedence Transactions pursuant to and in accordance with the terms of the Precedence Agreements no later than immediately prior to the Closing. With respect to the GreenHunter Consideration, at the Closing in accordance with Section 2.5(d), the Company shall distribute the GreenHunter Consideration to the Sellers.

Section 6.9             Supplemental Disclosures.

(a)           The Company and the Seller Representative may, from time to time prior to the Closing, by written notice in accordance with the terms of this Agreement, supplement or amend any Schedule (other than any Schedule relating to Section 3.18) in order to add information relating to or resulting from facts or events occurring subsequent to the execution of this Agreement (which were not known by a Seller Party prior to the date of this Agreement), provided that such facts or events do not result from a breach of the covenants described in Section 6.3 (such supplements, amendments and updates are referred to herein as “Supplemental Disclosures”). In the event that the Company or the Seller Representative provide any Supplemental Disclosures, the matters set forth on such Supplemental Disclosures shall not be effective to cure and correct for purposes of Section 7.2 any breach of any representation, warranty or covenant which would have existed if the Company or the Seller Representative had not provided such Supplemental Disclosures except as provided in this Section 6.9. In the event that prior to the Closing Date, the Company or the Seller Representative provides to Purchaser notification pursuant to the terms of this Section 6.9 of the failure of any condition in Section 7.2 as a result of any breach of any representation, warranty or covenant of a Seller Party due to facts or events occurring subsequent to the execution of this Agreement that, but for this Section 6.9, would entitle Purchaser to not consummate the Closing (a “Termination Update”), Purchaser may terminate this Agreement in accordance with Section 9.1(c) and Purchaser shall retain any and all rights and remedies in connection with such termination. If Purchaser proceeds to consummate the Closing after receiving a Termination Update, Purchaser shall be deemed to have waived any and all rights, remedies or other recourse against any Seller to which Purchaser might otherwise be entitled in respect of a breach that would be cured by such Termination Update, including any rights or remedies under Article 10, and such Termination Update shall be effective to cure and correct for all other purposes any such breach of any representation or warranty which would have existed if the Company or the Seller Representative had not provided such Termination Update, and all references to any Schedule hereto which is supplemented or amended as provided in this Section 6.9 shall for all purposes after the Closing be deemed to be a reference to such Schedule as so supplemented or amended. If Purchaser proceeds to consummate the Closing after receiving any Supplemental Disclosure that is not a Termination Update, Purchaser shall be entitled to exercise any rights or remedies pursuant to this Agreement in respect of a breach that would be cured by such Supplemental Disclosures, including any rights or remedies under Article 10, and such Supplemental Disclosure shall not be effective to cure and correct for any purpose any such breach of any representation, warranty or covenant which would have existed if the Company or the Seller Representative had not provided such Supplemental Disclosure.

(b)           In the event that the Company, acting in the ordinary course of its business, prepares any unaudited balance sheets and/or income statements for any monthly period subsequent to the date of the Latest Balance Sheet, the Company shall promptly deliver copies of the same to Purchaser.

ARTICLE 7
CONDITIONS TO CLOSING

Section 7.1             Conditions Precedent to Obligation of Sellers.  Each Seller’s obligation to consummate the Transactions contemplated by this Agreement to be taken at Closing is subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:

(a)           Accuracy of Representations and Warranties.  Each representation and warranty set forth in Article 5 must have been accurate and complete in all material respects

(except with respect to any provisions including the word “material “ or words of similar import, with respect to which such representations and warranties must have been accurate and complete in all respects) as of the date of this Agreement, and must be accurate and complete in all material respects (except with respect to any provisions including the word “material “ or words of similar import, with respect to which such representations and warranties must have been accurate and complete in all respects) as of the Closing Date, as if made on the Closing Date.

(b)           Compliance with Obligations.  Purchaser must have performed and complied with (i) all its covenants and obligations required by this Agreement (other than the Effective Date covenants) to be performed or complied with at or prior to Closing (individually and in the aggregate) in all material respects, and (ii) all Effective Date covenants in all respects.

(c)           No Order or Injunction.  There must not be issued and in effect any Order restraining or prohibiting the Transactions.

(d)           No Material Adverse Change.  Since the date of this Agreement, there must have been no event, series of events, or the lack of occurrence thereof which, individually or in the aggregate, could reasonably be expected to have a Purchaser Material Adverse Effect.

(e)           Seller Representative has received all of the deliveries required to be made by Purchaser or MHR to Seller Representative, including under Section 2.5(b)(iii) (Bring Down Certificate) and Section 2.5(b)(vi) (Escrow Agreement).

(f)            Closing of GreenHunter Transaction.  The GreenHunter Purchase Transaction shall have closed immediately prior to the Closing, pursuant to and in accordance with the GreenHunter Purchase Agreements.

Section 7.2             Conditions Precedent to Obligation of Purchaser.  The obligation of Purchaser and MHR to consummate the Transactions contemplated by this Agreement to be taken at Closing is subject to the fulfillment or Purchaser’s waiver, at or prior to the Closing, of each of the following conditions:

(a)           Accuracy of Representations and Warranties.  Each representation and warranty set forth in Article 3 and Article 4 must have been accurate and complete in all material respects (except with respect to any provisions including the word “material” or words of similar import and Section 3.2 (Power and Authority, Enforceability), Section 3.4 (Capitalization), Section 3.16 (Company Financial Statements), the first sentence of Section 3.18 (Absence of Certain Changes, Events and Conditions), the first sentence of Section 3.26 (Accuracy of Information Furnished), Section 4.1 (Power and Authority, Enforceability), and Section 4.2 (Share Ownership, Good Title Conveyed) with respect to which such representations and warranties must have been accurate and complete in all respects) as of the date of this Agreement, and must be accurate and complete in all material respects (except with respect to any provisions including the word “material” or words of similar import and Section 3.2 (Power and Authority; Enforceability), Section 3.4 (Capitalization), Section 3.16 (Company Financial Statements), the first sentence of Section 3.18 (Absence of Certain Changes, Events and Conditions), the first sentence of Section 3.26 (Accuracy of Information Furnished), and Section 4.1 (Power and Authority; Enforceability), and Section 4.2 (Share Ownership, Good Title

Conveyed) with respect to which such representations and warranties must have been accurate and complete in all respects) as of the Closing Date, as if made on the Closing Date, without giving effect to any supplements to the Schedules.

(b)           Compliance with Obligations.  Each Seller Party must have performed and complied with all of its covenants and obligations required to be performed or complied with at or prior to Closing (individually and in the aggregate) in all material respects.

(c)           No Order or Injunction.  There must not be issued and in effect any Order restraining or prohibiting the Transactions.

(d)           No Adverse Litigation. There must not be pending or threatened any Proceeding by or before any Governmental Authority, arbitrator, or mediator which shall seek to restrain, prohibit, invalidate, or collect Damages arising out of the Transactions.

(e)           Consents.  The Seller Parties and Purchaser must have received Consents to the Transactions and waivers of rights to terminate or modify any rights or obligations of any Seller Party from any Person from whom such Consent is required, including under any Contract listed or required to be listed in Schedule 3.10 (Material Contracts), Schedule 3.15 (Real Property), Schedule 3.21 (Intellectual Property), Schedule 3.22 (Insurance) and Schedule 3.23 (Permits), or under Law as of a date not more than five days prior to the Closing, or who as a result of the Transactions, would have such rights to terminate or modify such Contracts, either by their terms or as a matter of Law.

(f)            Liabilities.  The Sellers Parties must have obtained and delivered to Purchaser full satisfactions or releases of all Liabilities due to or from the Company or any of its Subsidiaries which are due to be satisfied or released under this Agreement to or on behalf of (i) any Affiliate of the Company or any of its Subsidiaries or (ii) Sellers or any Affiliate of Sellers.

(g)           Resignations.  Purchaser shall have received the resignations, effective as of the Closing, of each of the officers and directors of the Company and its Subsidiaries.

(h)           No Material Adverse Change.  Since the date of this Agreement, there must have been no event, series of events, or the lack of occurrence thereof which, individually or in the aggregate, could reasonably be expected to have a Company Material Adverse Effect.

(i)            Tax Matters.  Purchaser has received all of the deliveries required to be made to it by each Seller under Section 2.5(a)(vi) (Certificates of Non-Foreign Status) and Section 2.5(a)(vii) (Section 338(h)(10) Election Forms).

(j)            Stock Certificates.  Each Seller delivers to Purchaser stock certificates representing the Shares, which constitutes all of the issued and outstanding capital stock of the Company as of the Closing, and there will not have been made or threatened by any Third Party any claim asserting that such Third Party (i) is the holder or the beneficial owner of any Equity Interest of the Company or any of its Subsidiaries, or (ii) is entitled to all or any portion of the Closing Cash Purchase Amount or the Depositary Share Consideration.

(k)           Funded Indebtedness.  Purchaser shall have received evidence, in form and substance reasonably satisfactory to it, that Sellers have paid in full all Funded Indebtedness and that all Encumbrances relating thereto or on any assets of the Company and its Subsidiaries have been released.

(l)            Escrow Agreement, Etc.  Purchaser has received all of the deliveries required to be made by to it by Sellers, including under Section 2.5(a)(ii) (Bring Down Certificate), Section 2.5(a)(viii) (Escrow Agreement) and Section 2.5(a)(ix) (Termination Statements/Releases).

(m)          Precedence Transactions.  The Precedence Transactions shall have closed immediately prior to the Closing, pursuant to and in accordance with the Precedence Agreements, and Purchaser and MHR have received the GreenHunter Waiver and Release, the Virco Realty Property Agreement, and a copy of the Little Muskingum Redemption Agreement.

ARTICLE 8
TAX MATTERS

Section 8.1             Preparation of Tax Returns.

(a)           Pre-Closing Income Tax Returns.  Seller Representative shall cause to be timely prepared and filed in a manner consistent with past practice of the Company Group, applicable Law and this Agreement all Income Tax Returns with respect to the Company Group for all Pre-Closing Tax Periods that are due after the Closing Date, including for those jurisdictions and Tax authorities that permit or require a short period Income Tax Return for the period ending on and including the Closing Date.  The Sellers shall cause any income, gain, loss or deduction resulting from the Section 338(h)(10) Elections to be included in each such Tax Return for a taxable period ending on the Closing Date to the extent required by applicable Law.  The Sellers shall bear the costs of the preparation of all such Tax Returns.  Purchaser shall provide to the Seller Representative, at least 60 days prior to the date upon which such Tax Returns are due (as extended), the following information, in each case as of the Closing Date: the balance sheet, profit and loss statement, trial balance, copies of bank statements, list of accounts receivable, schedule of prepaid assets, fixed asset schedules for the current year additions broken down by state and current year deletions broken down by state, list of accounts payable, list of revenues payable, copies of applicable payroll tax returns, oil and gas revenue broken down by state, other revenue broken down by state, rental revenue broken down by state, payroll broken down by state, payroll taxes broken down by state, officers payroll year to Closing Date, final income accruals and final expense accruals.  Seller Representative shall provide Purchaser with copies of each such Tax Return at least 10 days before the due date (including extensions) for filing thereof.  Purchaser shall have no right to comment upon any such Tax Returns so long as on the Closing Date the Company is treated as an S corporation and its Subsidiaries are treated either as qualified subchapter S subsidiaries or as disregarded entities or partnerships for federal income tax purposes (and state and local tax purposes, as applicable) and there is no Tax due under Section 1374 of the Code (or any similar provision of state of local Law).  Purchaser and Seller agree that Ernst Nepa shall continue to be an officer of the Company Group after the Closing Date for the purpose of executing such Tax Returns as an officer and on behalf of the Company Group.

(b)           Other Tax Returns.  All Tax Returns other than described in Section 8.1(a) with respect to the Company Group after the Closing Date shall be prepared by Purchaser at Purchaser’s sole cost and expense and Purchaser shall pay any Taxes due and owing with respect to such Tax Returns.

(c)           Partnership Returns.  The following rules shall apply with respect to the Tax Returns of any partnership (as determined for federal Tax purposes and where applicable state and local purposes) in which any member of the Company Group is a partner on the Closing Date (the “Partnership”).  To the extent the Partnership is terminated under Section 708(b)(1)(B) as a result of the Section 338(h)(10) Election, the Seller Representative shall cause to be timely filed in a manner consistent with past practice, applicable Law and this Agreement all Income Tax Returns of the Partnership for any Pre-Closing Tax Period, provided that Seller Representative has authority to prepare and file such Tax Returns on behalf of the Partnership.  All other Tax Returns of the Partnership shall be prepared by Purchaser as a complete termination of the Company’s interest in the Partnership under Section 706(c) of the Code, and the amount of any income, gain, deduction or credit allocable to the Pre-Closing Tax Period shall be determined based on an interim closing of the books through (and including) the Closing Date to the extent permitted by the applicable partnership agreement or applicable Law and otherwise by use of the pro ration method provided by Treasury Regulation 1.706.  Any income, gain, loss, deduction or credit allocable to the Pre-Closing Tax Period shall be included in the Income Tax Returns of the Sellers for the Pre-Closing Tax Period.

Section 8.2             [Intentionally Omitted]

Section 8.3             Refunds.  The amount of any refund of any Tax (including any refundable Tax credit) other than Income Tax of any member of the Company Group attributable to any Pre-Closing Tax Period that is received by Purchaser or any member of the Company Group shall be the property of the Purchaser and any refund of any Income Tax shall be the property of the Sellers.

Section 8.4             Termination of Existing Tax Sharing Agreements.  Any and all existing Tax sharing, Tax allocation or Tax indemnity agreement binding upon any member of the Company Group and another Person other than a member of the Group, shall be terminated as of the date before the Closing Date and, on and after the Closing Date, none of the members of the Company Group shall have any further rights or Liabilities thereunder.

Section 8.5             Section 338(h)(10) Elections.

(a)           The Parties intend the Transactions to be treated, and agree to treat the Transactions, for U.S. federal income Tax purposes (and for all applicable state and local income Tax purposes), (i) as a fully taxable sale of the Shares by the Sellers to Purchaser, and (ii) as a “qualified stock purchase” within the meaning of Section 338(d)(3) of the Code.  The Parties agree to prepare and file all Tax Returns to be filed with any Tax authority in a manner consistent with the foregoing and further agree to not take any position inconsistent therewith.  Sellers and Purchaser shall make a joint election under Section 338(h)(10) of the Code and under any comparable provision of applicable state and local Law with respect to Purchaser’s purchase of the Shares pursuant to this Agreement (collectively, the “Section 338(h)(10) Elections”).

Sellers shall include any income, gain, loss, deduction, or other Tax item resulting from the Section 338(h)(10) Elections on their Tax Returns to the extent required by applicable Law.  Sellers shall pay any Tax incurred by any member of the Company Group that is imposed by Section 1374 of the Code and any analogous state or local Tax that results from the Section 338(h)(10) Elections.  Purchaser and the Sellers shall take all necessary steps and cooperate in good faith, including the exchange of information, to effect and preserve valid and timely Section 338(h)(10) Elections.  Unless required by applicable Law, (1) each of the Parties shall, and shall cause each of their respective Affiliates to, report, act and file all Tax Returns in all respects and for all purposes consistent with the 338(h)(10) Elections, and (2) no Party shall take, or shall cause any of its Affiliates to take, any position that is inconsistent with the 338(h)(10) Elections.

(b)           At least ten days before Closing, Purchaser shall provide Sellers with a list of the states for which a Section 338(h)(10) Election would be made and a copy of a blank election form, if any applicable for each state.  At the Closing, the Sellers shall deliver to Purchaser an Internal Revenue Service Form 8023, Elections Under Section 338 for Corporations Making Qualified Stock Purchases, and any corresponding forms under comparable provisions of applicable state, local or foreign tax Law, with respect to the Section 338(h)(10) Elections, in form and substance reasonably acceptable to Purchaser and duly executed by each Seller.  As requested from time to time by Sellers or Purchaser (whether before, at, or after the Closing), the Sellers and Purchaser shall assist each other in, and shall provide the necessary information to each other, in connection with the preparation of any other forms and documentation required to effect valid and timely Section 338(h)(10) Elections.  Upon delivery of any other additional forms or documentation by Purchaser to the Sellers, the Sellers shall cause any additional form or documentation to be duly executed and promptly deliver such executed additional form or documentation to Purchaser.  Purchaser shall be responsible for the timely filing of the Section 338(h)(10) Elections with the appropriate Tax authority and shall provide the Seller Representative with a copy of the Section 338(h)(10) Election forms as filed within five days after filing.

Section 8.6             “S” Election.  Neither any member of the Company Group nor any Seller shall revoke the Company’s election to be an S corporation, and neither any member of the Company nor any Seller shall take or allow any action to be taken (other than the consummation of the Transactions) that would result in the termination of either of the Company’s status as an S corporation.  No Seller, the Company or any of its Subsidiaries shall revoke or allow any action to be taken (other than the consummation of the Transactions) that would result in the termination of any Company’s Subsidiary’s election to be treated as a qualified subchapter S subsidiary or disregarded entity.

Section 8.7             Cooperation.  Each of the Parties and MHR shall  provide any other Party with such cooperation and information as such Party may request in filing any Tax Return pursuant to this Article 8 or in connection with any audit or other proceeding in respect of Taxes of any member of the Company Group.  Such cooperation and information shall include providing copies of relevant Tax Returns of the Company Group or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by Tax authorities.  Each Party agrees to retain all books and records with respect to Tax matters relating to the members of the Company Group for any Pre-Closing Tax Period for the full period of any statute of limitations of the respective Pre-Closing Tax Period (and, to the extent notified by another Party, any extensions thereof).  Each of the Parties shall give prompt written notice to the other Parties if the notifying Party receives any communication or notice with respect to any audit, assessment, or administrative or judicial proceeding relating to the Taxes of any member of the Company Group for a Pre-Closing Tax Period.  Each Party further agrees, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax (including any Transfer Tax) that could be imposed on any such Party with respect to the transactions contemplated hereby.

Section 8.8             Tax Audits.  The Seller Representative shall have the sole right to represent the interests of the Company Group in any Tax matter, including any audit or administrative or judicial proceeding or the filing of any amended return, that involves a Tax Liability or potential Tax Liability for which the Sellers could be liable under Section 10.2 or which could affect the Tax Liability of any Seller (a “Tax Matter”), and to employ counsel of its choice at its expense; provided, however, that the Sellers acknowledge that they are jointly and severally indemnifying MHR, Purchaser and the Company Group to the extent provided under Article X for any Liability in connection therewith.  Purchaser shall, and Purchaser shall cause the Company Group to reasonably cooperate with Seller Representative and its counsel in the defense or compromise of any Tax Matter.  Purchaser shall be entitled to participate in (but not control) any Tax Matter at its own expense.  Except for all matters that are expressly left to the sole representation of Seller Representative under this Section 8.8, Purchaser shall have the sole right to represent the interests of the Company Group.

Section 8.9             Amendments of Tax Returns.  With respect to Income Tax for the Pre-Closing Tax Period, Seller Representative shall have the exclusive right to file any amended Income Tax Return of the Company for a Pre-Closing Tax Period for which the Seller Parties are responsible for indemnification under Section 10.2(b)(i), Section 10.2(b)(ii), or Section 10.2(b)(iii), provided that the Tax Returns for the Pre-Closing Tax Periods and any amended Income Tax Returns have been prepared consistent with the Section 338(h)(10) Election and that the representations and warranties in Section 3.7(n) are true and correct through the Closing Date, and provided further that Seller Representative shall provide a copy of any such amended Income Tax Return (together with supporting schedules) to Purchaser at least 30 days prior to the date the amended Income Tax Returns are filed with a Governmental Authority.  With respect to any Taxes other than Income Taxes, Purchaser shall have the right to amend any Tax Return related to Taxes other than Income Taxes provided that Purchaser provides a copy of any such amended Tax Returns (together with supporting schedules) to the Seller Representative at least 30 days prior to the date the amended Tax Returns are filed with the Governmental Authority and provided further that the Purchaser agrees to waive any claim for indemnification under Section 10.2(b)(iv) for the amount of additional Taxes shown on any such amended Tax Return.

Section 8.10           Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration, value added and other such similar Taxes and fees (including recording costs and any penalties and interest) incurred in connection with the Transactions (including any real property transfer Tax) (“Transfer Taxes”) shall be borne and paid one-half by Sellers and one-half by Purchaser when due.  Purchaser shall, at its own expense, timely file any Tax Return or other document with respect to any such Transfer Taxes (and Sellers shall cooperate with respect thereto as necessary).

Section 8.11           Escrow Agreement Tax Matters.  The Parties agree that, after the Closing, Sellers shall be deemed to be the owners of the Depositary Shares comprising the Escrow Deposit for Tax purposes.

Section 8.12           Conflict.  In the event of conflict between any of the provisions of this Article 8 and any other provision of this Agreement, the provisions of this Article 8 shall control.

ARTICLE 9
TERMINATION

Section 9.1             Termination of Agreement.  The Parties may terminate this Agreement as provided below:

(a)           Purchaser and Seller Representative may terminate this Agreement as to all Parties by mutual written consent at any time prior to the Closing,

(b)           Purchaser or Seller Representative may terminate this Agreement upon delivery of a written notice if the Closing has not occurred prior to November 2, 2012 (the “Expiration Date”), provided that the Party delivering such notice shall not have caused such failure to close,

(c)           Purchaser may terminate this Agreement by giving written notice to Seller Representative at any time prior to the Closing if any Seller has Breached any representation, warranty, or covenant contained in this Agreement in any material respect (except with respect to materiality for any provisions including the word “material” or words of similar import and Section 3.2 (Power and Authority, Enforceability), Section 3.4 (Capitalization), Section 3.16 (Company Financial Statements), the first sentence of Section 3.18 (Absence of Certain Changes, Events and Conditions), the first sentence of Section 3.26 (Accuracy of Information Furnished), Section 4.1 (Power and Authority, Enforceability), and Section 4.2 (Share Ownership, Good Title Conveyed), in which case such termination rights will arise upon any Breach), or

(d)           Seller Representative may terminate this Agreement by giving notice to Purchaser at any time prior to the Closing if Purchaser has Breached any representation, warranty, or covenant contained in this Agreement in any material respect (except with respect to materiality for any provisions including the word “material” or words of similar import, in which case such termination rights will arise upon any Breach).

Section 9.2             Effect of Termination.  Each Party’s termination right under this Agreement is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a termination right will not be an election of remedies.  Except for the obligations under Section 6.2 (Confidentiality, Publicity), Article 9 (Termination), Article 10 (Indemnification), and Article 12 (Miscellaneous), if this Agreement is terminated under Section 9.1, then, except as provided in this Section 9.2 all further obligations of the Parties under this Agreement will terminate.  If Purchaser or Seller Representative terminates this Agreement pursuant to Section 9.1(c) or (d), as the case may be, then the rights of the non-breaching Parties to pursue all legal remedies for Damages such Parties suffer will survive such termination unimpaired.

ARTICLE 10
INDEMNIFICATION

Section 10.1           Survival of Representations and Warranties.

(a)           Each representation and warranty of Sellers contained in Article 4 and any certificate related to such representations and warranties will survive the Closing and will continue in full force and effect forever.  Each representation and warranty of the Seller Parties contained in Article 3 and any certificate related to such representations and warranties will survive the Closing and continue in full force and effect for 14 months thereafter, except (i) the representations and warranties set forth in Section 3.7 (Taxes) and Section 3.11 (Benefit Plans), which will survive the Closing until 90 days after the expiration of the statute of limitations applicable to claims regarding the subject matter of such representations and warranties (including any extensions and waivers thereof), and thereafter shall be of no further force and effect, (ii) the representations and warranties set forth in Section 3.1 (Existence and Qualification), Section 3.2 (Power and Authority, Enforceability), Section 3.3 (No Violation), Section 3.4 (Capitalization), the last sentence of Section 3.10 (Material Contracts), Section 3.14 (Title to Assets), Section 3.16(d), Section 3.19 (Liability for Brokers’ Fees) and Section 4.2 (Share Ownership, Good Title Conveyed) which will survive the Closing indefinitely (such representations, referred to in (i) and (ii) of this Section 10.1(a), the “Seller Party Fundamental Representations”), and (iii) the Liability of the Seller Parties shall continue indefinitely for any (1) Breach by any Seller Party of any covenant or obligation of any Seller Party in this Agreement, (2) Effective Date Covenants, (3) Damages of any nature whatsoever relating to the Non-Acquired Entities (including any Damages arising out of the Precedence Transactions and Precedence Agreements), (4) Seller Expenses not paid pursuant to Section 2.2(a)(i), (5) amounts with respect to Indebtedness or broker fees of the Company, its Subsidiaries or any Seller in existence as of the Closing (or otherwise relating to periods on or prior to the Closing) which were not satisfied pursuant to Section 2.2, (6) Retained Litigation Matters, (7) Other Litigation Matters Legal Expenses, (8) matters with respect to Income Taxes, (9) fraud or intentional misrepresentation on behalf of the Seller Parties, and (10) any inaccuracy in the amounts of the Transaction Bonuses set forth in Exhibit D and the payment of such Transaction Bonuses in accordance with such amounts (collectively, the items in subsections (i), (ii) and (iii) of this Section 10.1(a), the “Seller Indemnification Carve-Outs”).

(b)           Each representation and warranty of Purchaser contained in Article 5 and any certificate directly related to such representations and warranties will survive the Closing and continue in full force and effect for 14 months thereafter, except (i) the representations and warranties set forth in Section 5.1 (Existence and Qualification), Section 5.2 (Power and Authority, Enforceability), Section 5.3 (No Violation), Section 5.4 (Capitalization), and Section 5.8 (Liability for Brokers’ Fees) which will survive the Closing indefinitely (such representations, referred to in (i) of this Section 10.1(b), the “Purchaser Fundamental Representations”), and (ii) the Liability of Purchaser shall continue indefinitely for any (1) Breach by Purchaser of any covenant or obligation of Purchaser in this Agreement, or (2) fraud or intentional misrepresentation on behalf of Purchaser (collectively, the items in subsections (i), and (ii) of this Section 10.1(b), the “Purchaser Indemnification Carve-Outs”).

(c)           Each other provision in this Agreement or any certificate or document delivered pursuant hereto will survive for the relevant statute of limitations period, unless a different period is expressly contemplated herein or thereby.

Section 10.2           Indemnification Provisions for Benefit of Purchaser.  Subject to the other terms and provisions of this Article 10, the Sellers will defend, indemnify, and hold the Purchaser Indemnified Persons harmless from and pay any and all Damages, directly or indirectly, resulting from, relating to, arising out of, or attributable to:

(a)           any (i) Breach of any representation or warranty any Seller Party has made in this Agreement, or any other certificate or document any Seller, the Company or any of its Subsidiaries has delivered pursuant to this Agreement, as if such representation or warranty was made on and as of the date of this Agreement, provided that with respect to any representation and warranty regarding Taxes (other than Income Taxes) such representation and warranty shall be limited to periods ending on or before the Effective Date and indemnification shall be made only to the extent provided under Section 10.2(b)(iv), (ii) Breach of any representation or warranty any Seller Party has made in this Agreement as if such representation or warranty were made on and as of the Closing Date, provided that with respect to any representation and warranty regarding Taxes (other than Income Taxes) such representation and warranty shall be limited to periods ending on or before the Effective Date and indemnification shall be made only to the extent provided under Section 10.2(b)(iv), (iii) Breach by any Seller Party of any covenant or obligation of any Seller Party in this Agreement, (iv) amounts with respect to Indebtedness or broker fees of the Company, its Subsidiaries or any Seller in existence as of the Closing (or otherwise relating to periods on or prior to the Closing) which were not satisfied pursuant to Section 2.2, (v) Retained Litigation Matters, (iv) Other Litigation Matters Legal Expenses, or (vii) fraud or intentional misrepresentation on behalf of the Sellers or the Company; or

(b)           (i) any and all Income Taxes imposed on, or pertaining or attributable to any member of the Company Group with respect to any Pre-Closing Tax Period, (ii) any and all Income Taxes resulting from, the Section 338(h)(10) Elections imposed on any member of the Company Group under Section 1374 of the Code (or any analogous provisions of state or local Law)), and (iii) any Income Taxes for which any member of the Company Group may be or become liable by reason of (1) being a member of an affiliated, combined, consolidated, or unitary group at any time prior to the Closing, including under Treasury Regulation Section 1.1502-6 or any analogous or similar provision under any state, local or foreign Tax Law or (2) being a successor-in-interest or transferee of any other Person as a result of an event or transaction occurring prior to Closing; and (iv) breaches of the representations and warranties in Section 3.7 (Taxes) relating to Taxes (other than Income Taxes) that are attributable to a period ending on or prior to the Effective Date to the extent such Taxes are (A) attributable to any failure by any member of the Company Group to file a Tax Return or (B) the result of any pending or threatened audit or Proceeding by a Governmental Authority.

(c)           any Breach of any Effective Date Covenants;

(d)           any Non-Acquired Entity (including any Damages arising out of the Precedence Transactions and Precedence Agreements);

(e)           any Seller Expenses not paid pursuant to Section 2.2(a)(i); or

(f)            any inaccuracy in the amounts of the Transaction Bonuses set forth in Exhibit D and the payment of such Transaction Bonuses in accordance with such amounts.

Section 10.3           Indemnification Provisions for Benefit of Sellers.  Subject to the other terms and provisions of this Article 10, (i) Purchaser will defend, indemnify, and hold the Seller Indemnified Persons harmless from and pay any and all Damages, directly or indirectly, resulting from, relating to, arising out of, or attributable to any (a) Breach of any representation or warranty Purchaser has made in this Agreement or any other certificate or document Purchaser has delivered pursuant to this Agreement, (b) Breach by Purchaser of any covenant or obligation of Purchaser in this Agreement (including without limitation the payment of any Income Taxes for any period after the Closing), or (c) fraud or intentional misrepresentation on behalf of Purchaser, and (ii) MHR will defend, indemnify, and hold the Seller Indemnified Persons harmless from and pay any and all Damages, directly or indirectly, resulting from, relating to, arising out of, or attributable to any (x) breach of any representation or warranty MHR has made in this Agreement or any other certificate or document MHR has delivered pursuant to this Agreement, (y) breach by MHR of any covenant or obligation of MHR in this Agreement, or (z) fraud or intentional misrepresentation on behalf of MHR.

Section 10.4           Indemnification Claims.

(a)           Third-Party Claims.

(i)            If any Proceeding is commenced or asserted in writing by any Person who is not a party to this Agreement in which any Indemnitee is a party which may give rise to a claim for indemnification under this Agreement against any Indemnitor then such Indemnitee shall promptly give written notice to the Indemnitor (provided that written notice may be given to the Seller Representative on behalf of any Seller Party).  Failure to notify the Indemnitor will not relieve the Indemnitor of any Liability that it may have to the Indemnitee, except to the extent the defense of such Proceeding is materially and irrevocably prejudiced by the Indemnitee’s failure to give such notice.  Such notice by the Indemnitee shall describe the claim in reasonable detail, shall include copies of all material written evidence thereof to the extent reasonably practicable, and shall indicate the estimated amount, if reasonably practicable, of the Damages that have been or may be sustained by the Indemnitee.

(ii)           An Indemnitor will have the right to defend against an Indemnification Claim, other than a Indemnification Claim related to Tax Matters, which shall be subject to the procedures of Section 8.8, with counsel of its choice reasonably satisfactory to the Indemnitee if (1) within 15 days following the receipt of notice of the Indemnification Claim the Indemnitor notifies the Indemnitee in writing that the Indemnitor will indemnify the Indemnitee from and against the entirety of any Damages the Indemnitee may suffer resulting from, relating to, arising out of, or attributable to the

Indemnification Claim, (2) the Indemnitor provides the Indemnitee with evidence reasonably acceptable to the Indemnitee that the Indemnitor will have the financial resources to defend against the Indemnification Claim and pay, in cash, all Damages the Indemnitee may suffer resulting from, relating to, arising out of, or attributable to the Indemnification Claim, (3) the Indemnification Claim involves only money Damages and does not seek an injunction or other equitable relief, (4) settlement of, or an adverse judgment with respect to, the Indemnification Claim is not in the good faith judgment of the Indemnitee likely to establish a precedential custom or practice materially adverse to the continuing business interests of the Indemnitee, and (5) the Indemnitor continuously conducts the defense of the Indemnification Claim actively and diligently.

(iii)          So long as the Indemnitor is conducting the defense of the Indemnification Claim in accordance with Section 10.4(a)(ii), (1) the Indemnitee may retain separate co-counsel at its sole cost and expense and participate in the defense of the Indemnification Claim, (2) the Indemnitee will not consent to the entry of any Order with respect to the Indemnification Claim without the prior written consent of the Indemnitor (not to be withheld unreasonably), and (3) the Indemnitor will not consent to the entry of any Order with respect to the Indemnification Claim without the prior written consent of the Indemnitee (not to be withheld unreasonably, provided that it will not be deemed to be unreasonable for an Indemnitee to withhold its consent (A) with respect to any finding of or admission (1) of any violation of any Law, Order or Permit, (2) of any violation of the rights of any Person, or (3) which Indemnitee believes could have a material adverse effect on any other Proceeding to which the Indemnitee or its Affiliates are party or to which Indemnitee has a good faith belief they may become party, or (B) if any portion of such Order would not remain sealed).

(iv)          If a firm offer is made to settle a claim without leading to liability or the creation of a financial or other obligation or restriction on the part of any Indemnitee and provides, in customary form, for the unconditional release of each Indemnitee from all liabilities and obligations in connection with such claim, then the Indemnitee shall give written notice to that effect to the Indemnitor. If the Indemnitor desires to accept and agree to such firm offer, it shall provide written notice to that effect to the Indemnitee.  If the Indemnitee fails to consent to such firm offer within fifteen Business Days after its receipt of the written notice from the Indemnitor indicating its desire to accept and agree to such firm offer, the Indemnitee may continue to contest or defend such claim and in such event, the maximum liability of the Indemnitor as to such claim shall not exceed the amount of such settlement offer. If the Indemnitee fails to consent to such firm offer and also fails to assume defense of such Third-Party Claim, the Indemnitor may settle the claim upon the terms set forth in such firm offer to settle such claim.

(v)           If any condition in Section 10.4(a)(ii) is or becomes unsatisfied, (1) the Indemnitee may defend against, and consent to the entry of any Order with respect to, an Indemnification Claim in any manner it may deem appropriate (and the Indemnitee need not consult with, or obtain any consent from, any Indemnitor in connection therewith), (2) each Indemnitor will jointly and severally be obligated to reimburse the Indemnitee promptly and periodically for the Damages relating to defending against the

Indemnification Claim, and (3) each Indemnitor will remain jointly and severally Liable for any Damages the Indemnitee may suffer relating to the Indemnification Claim to the fullest extent provided in this Article 10.

(vi)          Each Party hereby consents to the non-exclusive jurisdiction of any Governmental Authority in which a Proceeding is brought against any Indemnitee for purposes of any Indemnification Claim that an Indemnitee may have under this Agreement with respect to such Proceeding or the matters alleged therein, and agrees that process may be served on such Party with respect to such claim anywhere in the world.

(vii)         Notwithstanding the terms of this Section 10.4, the terms of Section 11.5 shall control with respect to the Retained Litigation Matters and the Other Litigation Matters.

(b)           Direct Claims.  Any claim by an Indemnitee on account of Damages that does not result from a third-party claim shall be asserted by the Indemnitee giving the Indemnitor prompt written notice thereof.  The failure to give such prompt written notice shall not, however relieve the indemnitor of its indemnification obligations, except and only to the extent that the Indemnitor forfeits rights or defenses by reason of such failure.  Such notice by the Indemnitor shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof to the extent reasonably practicable and shall indicate the estimated amount, if reasonably practicable, of the Damages that have been or may be sustained by the Indemnitee.  The Indemnitor shall have 30 days after its receipt of such notice to respond in writing to the Indemnification Claim.  If the Indemnitor does not so respond within such 30-day period, the Indemnitor shall be deemed to have accepted the Indemnification claim and shall promptly provide the indemnification required pursuant to Section 10.2 or Section 10.3, as applicable.

Section 10.5           Limitations on Indemnification Liability of the Seller Parties.

(a)           Sellers’ aggregate Liability for money Damages under this Article 10 related to Breaches of the representations and warranties contained in Article 3 and Article 4 will not exceed $12,000,000, provided that the limitation contemplated hereby shall not be applicable with respect to the Seller Indemnification Carve-Outs.

(b)           If the Closing occurs, Sellers will have no Liability for money Damages under this Article 10 related to Breaches of the representations and warranties contained in Article 3 and Article 4 unless and until the aggregate Damages claimed under Section 10.2 (for Liabilities other than as set forth in subsection (ii) below) exceed $250,000 (the “Threshold Amount”) in which event Sellers shall have Liability for such money Damages only in excess of the Threshold Amount, provided, that (i) the limitation contemplated hereby shall not be applicable with respect to the Seller Indemnification Carve-Outs, and (ii) with respect to any representation and warranty regarding Taxes other than Income Taxes the Threshold Amount for Breaches of such representation and warranty shall be $50,000 (rather than $250,000).

(c)           The Seller Parties’ liability for indemnification hereunder shall be several and not joint (in an amount pro rata to each Seller’s respective percentage ownership of the

Shares as set forth in Exhibit A), except that Robert T. Healey and William Healey shall be jointly and severally liable for all Damages.

(d)           The Escrow Account is intended to secure in part Seller’s indemnification obligations under Article 10, and the Purchaser Indemnified Persons will first seek to satisfy any Indemnification Claims from the Escrow Account in accordance with the Escrow Agreement to the extent there are sufficient funds in the Escrow Account therefor.  If the Closing does not occur, or the Escrow Account has been, or will be as a result of such Indemnification Claim, reduced to zero or if it has been released, the Purchaser Indemnified Persons will be entitled to seek to satisfy any Indemnification Claims directly from Sellers or the Company (if the Closing does not occur).

Section 10.6          Limitations on Purchaser’s and MHR’s Indemnification Liability.

(a)           Purchaser’s and MHR’s aggregate Liability for money Damages under this Article 10 related to Breaches of the representations and warranties contained in Article 5 will not exceed $12,000,000, provided that the limitation contemplated hereby shall not be applicable with respect to the Purchaser Indemnification Carve-Outs.

(b)           If the Closing occurs, Purchaser and MHR will have no Liability for money Damages under this Article 10 related to Breaches of the representations and warranties contained in Article 5 unless and until the aggregate Damages claimed under Section 10.3 exceeds the Threshold Amount in which event Purchaser shall have Liability for such money Damages only in excess of the Threshold Amount, provided, that the limitation contemplated hereby shall not be applicable with respect to the Purchaser Indemnification Carve-Outs.

Section 10.7          Certain Additional Provisions Relating to Indemnification.

(a)           The indemnification provided in this Article 10 will be applicable whether or not the sole, joint, or contributory negligence of the Indemnitee is alleged or proven. Indemnitee’s rights and remedies set forth in this Agreement will survive the Closing and will not be deemed waived by the Indemnitee’s consummation of the Transactions and will be effective regardless of any inspection or investigation conducted, or the awareness of any matters acquired (or capable or reasonably capable of being acquired), by or on behalf of Indemnitee, or by its directors, officers, employees or representatives or at any time (regardless of whether notice of such knowledge has been given to Indemnitor), whether before or after the date of this Agreement or the Closing Date with respect to any circumstances constituting a condition under this Agreement, unless any waiver specifically so states.

(b)           Except for: (i) claims of, or causes of action for which the remedy sought is, equitable relief, specific performance or injunctive action, or (ii) rights, claims and causes of action arising as a result of fraud or willful misconduct, the indemnification provided by this Article 10 shall be the sole and exclusive remedy for any Indemnitee with respect to any misrepresentation or inaccuracy in, or breach of, any representations or warranties or any breach or failure in performance of any covenants or agreements made in this Agreement.

(c)           Notwithstanding anything to the contrary in this Agreement, each Seller hereby agrees that it will not make any claim for indemnification or contribution against

Purchaser, any Purchaser Indemnified Person, the Company or its Subsidiaries by reason of the fact that such Seller was a stockholder, manager, employee or representative of the Company or its Subsidiaries with respect to any claim brought by a Purchaser Indemnified Person against any Seller relating to this Agreement or any of the Transactions or that is based on any facts or circumstances that form the basis for a claim for indemnification by a Purchaser Indemnified Person hereunder.

(d)           The following principles shall apply to this Article 10: (i) the right to defend provided in Section 10.4 shall not apply to any third party claim which is being defended under a policy of insurance or as to which an insurance company is advancing defense costs; (ii) an Indemnitee shall use commercially reasonable efforts to seek recovery of any Damage under an applicable insurance policy relating to an indemnified claim to the extent such Indemnitee reasonably believes such Damage is recoverable under such policy and shall take commercially reasonable actions to report any claim and cooperate with any insurer, and (iii) in calculating the amount of any Damage, the amount of proceeds (if any) actually received by an Indemnitee under any insurance policy on account of such Damage (including the amount of such proceeds (if any) received by such Indemnitee after payment has been made by an Indemnitor to the Indemnitee pursuant to this Article 10), net of any costs, expenses or premiums incurred in connection with securing or obtaining such proceeds, shall be deducted, and to the extent of any such proceeds are received by the Indemnitee after payment has been made by the Indemnitor to the Indemnitee pursuant to this Article 10 and have not been deducted from the calculation of Damages, such amount shall be paid by the Indemnitee to the Indemnitor as promptly as practicable following receipt thereof by the Indemnitee.

(e)           An Indemnitor shall not be required to indemnify an Indemnitee for any individual claim where the Damages relating to such claim are less than $7,500 (the “Eligible Claim Threshold”), provided, that with respect to any representation and warranty regarding Taxes other than Income Taxes, the Eligible Claim Threshold shall be $1,250 (rather than $7,500). For the avoidance of doubt, if the Damages relating to an individual claim exceed the applicable Eligible Claim Threshold, then an Indemnitor’s liability for such Damages will relate back to and include the first dollar of the aggregate amount of Damages so claimed; provided further that such Damages will remain subject to the Threshold Amount.

(f)            Each of the representations and warranties that contains any “in all material respects,” “Material Adverse Effect” or other materiality (or correlative meaning) qualification shall be deemed to have been given as though there were no such qualification for purposes of this Article 10, including for purposes of determining the amount of Damages and whether any Breach of representations or warranties have occurred.

(g)           Purchaser and Sellers acknowledge and agree that it is their mutual intent that (i) Purchaser not incur any extraordinary material liability of Company existing on the Effective Date and not reflected in either the 2011 Balance Sheet or the Latest Balance Sheet and (ii) the Sellers not be deprived of the value of any extraordinary material asset of the Company existing on the Effective Date and not reflected on either the 2011 Balance Sheet or the Latest Balance Sheet. Accordingly, if at any time prior to the end of the 14-month period immediately following the Closing Date Purchaser or Sellers become aware of any such extraordinary material liability and/or any such extraordinary material asset, Purchaser and Sellers shall mutually cooperate and endeavor to make any net adjustment relating to the consideration payable under this Agreement as shall be reasonable and appropriate to take such extraordinary material liability and/or extraordinary material asset into account. Notwithstanding the foregoing, nothing in this Section 10.7(g) shall affect the representations, warranties and indemnification obligations of the Parties under this Agreement.

ARTICLE 11
POST-CLOSING COVENANTS

The Parties and MHR agree as follows with respect to the period following the Closing:

Section 11.1          General.  In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each Party and MHR will take such further action (including, the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the requesting Party’s sole cost and expense (unless the requesting Party is entitled to indemnification therefor under Article 10). Sellers acknowledge and agree that Purchaser will be entitled to possession of all documents, books, records, agreements, and financial data of any sort relating to the Company and its Subsidiaries from and after the Closing, and therefore, Sellers will cause all such books, records, agreements and financial data to be delivered to Purchaser promptly following the Closing, but in no event later than five Business Days following the Closing, at Purchaser’s offices in Reno, Ohio.

Section 11.2          Dispute Support.  So long as any Party actively is contesting or defending against any Proceeding in connection with (a) the Transactions or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Company or any of its Subsidiaries, each other Party will cooperate with such Party and such Party’s counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Article 10).

Section 11.3          Transition.  No Seller will take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of the Company or any of its Subsidiaries from maintaining the same business relationships with the Company and its Subsidiaries after the Closing as it maintained with the Company and its Subsidiaries prior to the Closing. Each Seller will refer all customer inquiries relating to the businesses of the Company and its Subsidiaries to Purchaser from and after the Closing.

Section 11.4          Release.  Each Seller, on behalf of such Seller and each of such Seller’s heirs, representatives, and assigns, hereby RELEASES AND FOREVER DISCHARGES Purchaser, MHR, and each of their respective officers, directors, employees, agents, stockholders, controlling persons, representatives, Affiliates, successors, assigns, and the Company and each of its Subsidiaries (individually, a “Releasee” and collectively, “Releasees”) from any and all Proceedings, Orders, Damages, Liabilities, and Contracts whatsoever, whether known or unknown, suspected or unsuspected, both at Law and in equity, which such Seller or any of such Seller’s respective heirs, representatives, or assigns now has, has ever had or may hereafter have against the respective Releasees arising contemporaneously with or prior to the Closing or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Closing, including any Liability of any nature whatsoever relating to the Non-Acquired Entities (including any Liabilities arising out of the Precedence Transactions and Precedence Agreements), any rights to indemnification or reimbursement from the Company or any of its Subsidiaries, whether pursuant to their respective Organizational Documents, Contract or otherwise and whether or not relating to Proceeding pending on, or asserted after, the Closing, provided, however, that nothing contained herein shall operate to release any obligations of Purchaser and MHR arising under this Agreement. Each Seller hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Proceeding, or commencing, instituting, or causing to be commenced, any Proceeding, of any kind against any Releasee, based upon any matter purported to be released hereby.

Section 11.5          Litigation Matters.

(a)           Retained Litigation Matters.  The following pertains to the Retained Litigation Matters identified in subpart(a) of Schedule 3.6.

(i)            Subject to the terms and conditions of this Section 11.5, the Parties agree that, as of and after the Closing, Seller Representative shall control, and defend against, the Retained Litigation Matters on behalf of the Company and its Subsidiaries, with counsel of its choice, but reasonably satisfactory to Purchaser (and the Parties stipulate that counsel currently representing the Company, as set forth in Schedule 11.5, is satisfactory to both Parties), and Seller Representative shall actively and diligently conduct such defense of the Retained Litigation Matters. During such time, Seller Representative shall keep Purchaser reasonably informed as to the status of the Retained Litigation Matters and Seller Representative shall provide Purchaser with copies of, and the reasonable opportunity to review and comment upon, all pleadings, court documents and other litigation materials relating to the Retained Litigation Matters. Seller Representative shall not settle, or consent to the entry of any Order with respect to, any matter pertaining to the Retained Litigation Matters without the prior written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed); provided, that it will not be deemed to be unreasonable for Purchaser to withhold its consent to the extent such settlement or Order (a) would reasonably be expected to result in the aggregate amount of Damages incurred or suffered by the Purchaser Indemnified Parties relating to the Retained Litigation Matters (including, for the avoidance of doubt, all legal fees incurred by them in connection therewith) exceeding the value (based on liquidation preference) of the Depositary Shares remaining in the Escrow Account at such time, (b) involves an injunction or other equitable relief, or (c) would reasonably be likely to establish a precedential custom or practice materially adverse to the continuing business interests of the Purchaser, MHR or their respective Affiliates. Purchaser shall be entitled to retain separate legal counsel and other advisors for purposes of evaluating any such proposed settlement or Order and keeping itself reasonably apprised as to the status of the Retained Litigation Matters and the rights and obligations of the Purchaser Indemnified

Parties with respect thereto, and the reasonable costs and expenses of such counsel and advisors shall be paid 50% by the Sellers and 50% by MHR.

(ii)           In the event that Seller Representative does not fulfill its obligations hereunder with respect to the Retained Litigation Matters, Purchaser may, upon written notice to Seller Representative, immediately assume the Seller Representative’s defense of, and consent to the settlement or entry of any Order with respect to, the Retained Litigation Matters on behalf of the Company and its Subsidiaries in any manner it may deem appropriate (and Purchaser need not consult with, or obtain any consent from, Seller Representative in connection therewith).

(iii)          Notwithstanding anything to the contrary contained herein, to the extent that there are claims by the Company against third Persons, including insurers and counterclaims, to the extent related to the Retained Litigation Matters, the Sellers shall be entitled to any such claims and the monetary recovery of the same, and the Purchaser and MHR shall pay over to the Seller Representative any such monetary award so long as Purchaser’s indemnity claims are not in excess of the amount of the Escrow Account.

(iv)          In accordance with Section 10.2(a)(vii), the Purchaser Indemnified Persons shall be indemnified and held harmless by the Seller Parties from, and the Seller Parties shall pay any and all Damages, directly or indirectly, resulting from, relating to, arising out of, or attributable to the Retained Litigation Matters (including, for the avoidance of doubt, all legal fees incurred by the Purchaser Indemnified Parties in connection therewith), which shall not be the sole and exclusive remedy of the Purchaser Indemnified Parties with respect to such matters.

(b)           Other Litigation Matters.  The following pertains to the Other Litigation Matters identified in subpart(b) of Schedule 3.6.

(i)            Purchaser shall pay the reasonable legal fees, costs and expenses of the Other Litigation Matters (the “Other Litigation Matters Legal Expenses”) through the law firm of Theisen Brock, Marietta, Ohio on behalf of the Company and its Subsidiaries. Sellers shall not be required to indemnify Purchaser from the results of the Proceedings, but shall indemnify the Purchaser Indemnified Persons for the Other Litigation Matters Legal Expenses. Sellers shall not be required to indemnify Purchaser for the legal fees, costs and expense of any other legal counsel that may be retained by Purchaser for the Other Litigation Matters. Purchaser shall control the conduct of the Proceedings and any settlement of the Proceedings.

Section 11.6          Listing of the Depositary Shares.  Purchaser and MHR shall use commercially reasonable efforts to cause the Depositary Shares comprising the Depositary Share Consideration to be listed on the NYSE MKT promptly following MHR’s reasonable determination, acting in good faith with reasonable diligence and promptness, that the listing of such Depositary Shares will satisfy the applicable minimum listing criteria of the NYSE MKT.

Section 11.7          Exchange Act Filings.  For the period beginning on the date hereof and ending on (and including) the date that is one year after the date hereof, MHR shall timely file

(or, if applicable, furnish, submit or post) all reports, schedules, forms, statements and other documents and information (including definitive proxy or information statements, exhibits and other information incorporated therein), required to be filed, furnished, submitted or posted by MHR with the Commission and each applicable securities exchange, including under the Exchange Act and/or the Securities Act (including, without limitation, all reports under Section 13, 14 and 15(d) of the Exchange Act and all materials referred to in subparagraph (c)(1) of Rule 144 adopted by the Commission under the Securities Act), and shall take such further action as any holder of Depositary Shares may reasonably request to the extent required from time to time to enable such holder to sell the Depositary Shares without registration under the Securities Act within the limitations of the exemption provided by Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar or successor rule or regulation hereafter adopted by the Commission. Upon the request of any Seller holding Depositary Shares in connection with that holder’s sale of Series E Preferred Stock or Depositary Shares pursuant to Rule 144, MHR shall deliver to such holder a written statement confirming that it has complied with such requirements.

Section 11.8          Transaction Bonuses.  The Parties agree that the Sellers shall be liable for payment of the full amounts of the Transaction Bonuses and that any payment of such amounts by Purchaser pursuant to Section 2.2 shall create no obligation on the part of the Purchaser or MHR to the recipients of such bonus payments.

Section 11.9          Employment Matters.  Immediately prior to the Closing, the Company will terminate the employment of the employees identified on Schedule 3.13. Immediately following closing, Purchaser or an Affiliate of Purchaser will offer employment on an “at will” basis to all employees identified on Schedule 3.13.  The employees that accept the offer of employment are referred to as “Transferred Employees.”  The Transferred Employees will be able to participate in employee benefit plans and be subject to the same terms and conditions of employment as similarly situated employees of Purchaser.  Purchaser and its Affiliates will credit each Transferred Employee with paid time off for the remainder of the year following Closing with the amount of accrued but unused paid time off credited to each Transferred Employer by the Company prior to Closing. Purchaser and its Affiliates will recognize service with the Company and any of its Affiliates prior to Closing for purposes of vesting in qualified retirement plan contributions, and the calculation of vacation benefits (to the extent they are calculated based on service).

ARTICLE 12
MISCELLANEOUS

Section 12.1          Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement. Delivery of an executed counterpart signature page by facsimile or PDF is as effective as executing and delivering this Agreement in the presence of the other Party to this Agreement.

Section 12.2          Notices.  All notices, requests, demands and other communications that are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing, in English, and shall be deemed to have been duly given (a) when personally delivered, (b) upon receipt of a telephonic facsimile transmission with a confirmed telephonic transmission answer back, if sent during business hours on a Business Day, otherwise on the next succeeding Business Day, (c) three days after having been deposited in the United States mail, certified or registered, return receipt requested, postage prepaid, or (d) one  Business Day after having been dispatched for next day delivery by a nationally recognized overnight courier service, addressed to the Parties and MHR or their permitted assigns at the following addresses (or at such other address or number as is given in writing by either Party to the other) as follows:

If to the Company, Seller Representative or any Seller:

Viking Group
4 Executive Campus, Suite 200
Cherry Hill, NJ 08002-4105
Attention:	Mr. William L. Mueller
Telephone:	856-488-2514
Telecopy:	856-665-9560

and with a copy to (which shall not constitute notice):

Duane Morris LLP
1330 Post Oak Blvd., Suite 800
Houston, Texas 77056-3166

Attention:	Mr. Joel N. Ephross
Telephone:	713-402-3920
Telecopy:	713-513-5742

If to Purchaser or MHR:

Magnum Hunter Resources Corporation
777 Post Oak Blvd., Suite 650
Houston, TX 77056

Attention:	Paul M. Johnston, Senior Vice
President and General Counsel
Telephone:	(832) 369-6986
Telecopy:	(832) 369-6992

with a copy to (which shall not constitute notice):

Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, TX 75201

Attention:	Mr. David E. Morrison
Telephone:	(214) 855-8301
Telecopy:	(214) 855-8200

Any Party and MHR may change its address for notice by notice to the other Parties and MHR in the manner set forth above.

Section 12.3          Expenses.  Except as otherwise expressly provided in this Agreement, including Section 2.2(a), all expenses incurred by any Party or its Subsidiaries, Affiliates or representatives in connection with the preparation or execution of this Agreement, and the Exhibits and Schedules (including any Supplemental Disclosures) hereto, including all fees and expenses of counsel, accountants and financial advisers employed by such Person, shall be borne solely and entirely by such Person.

Section 12.4          Governing Law.  This Agreement, the performance of the Transactions, and the legal relations between the Parties and MHR and shall be governed by and construed in accordance with the Laws of the State of Delaware (without giving effect to any conflicts of Law principles).  Except as set forth in Section 10.4(a)(vi), each of the Parties and MHR submits to the exclusive jurisdiction of any Federal or state court sitting in the City of Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated herein and agrees that all claims in respect of such action or proceeding may be heard and determined in any such court. Each of the Parties and MHR waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto. Each Party agrees that a final judgment (after giving effect to any timely appeals) in any action or proceeding so brought will be conclusive and may be enforced by suit on the judgment or in any other manner provided by Applicable Law. The Parties and MHR hereby waive trial by jury in any action, proceeding or counterclaim brought by any Party against another in any matter whatsoever arising out of or in relation to or in connection with this Agreement.

Section 12.5          Headings.  The article and section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 12.6          Specific Performance.  The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy, in addition to any other remedy at law or in equity.

Section 12.7          Waivers.  Any failure by any Party or MHR to comply with any of its obligations, agreements or conditions herein contained may be waived by the Party to whom such compliance is owed by an instrument signed by the Party to whom compliance is owed and expressly identified as a waiver, but not in any other manner. No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 12.8          Assignment.  No Party shall assign or otherwise transfer all or any part of this Agreement, nor shall any Party delegate any of its rights or duties hereunder, without the prior written consent of Purchaser and Seller Representative and any transfer or delegation made without such consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

Section 12.9          Entire Agreement.  The Confidentiality Agreement, dated as of October 24, 2011, between the Company, the Purchaser and MHR, this Agreement, the Transaction Documents, the other documents to be executed hereunder, and the Exhibits and Schedules attached hereto (and, to the extent provided herein, any Supplemental Disclosures) constitute the entire agreement among the Parties and MHR pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof. The Exhibits and Schedules (and, to the extent provided herein, any Supplemental Disclosures) identified in this Agreement are incorporated herein by reference and made a part hereof. No representation, warranty, promise, inducement, or statement of intention has been made by any party hereto which is not embodied in this Agreement, the other Transaction Documents or the certificates delivered hereunder or thereunder, and no Party shall be found liable for any alleged representation, warranty, promise, inducement, or statement or intention not so set forth.

Section 12.10       Amendment.  This Agreement may be amended or modified only by an agreement in writing signed by Seller Representative and Purchaser and expressly identified as an amendment or modification of this specific Agreement identified in the writing by name and date.

Section 12.11       No Third-Person Beneficiaries.  Nothing in this Agreement shall entitle any Person other than the Parties and MHR to any claim, cause of action, remedy or right of any kind, except the rights expressly provided herein, including the Seller Indemnified Persons, the Purchaser Indemnified Persons and the Releasees.

Section 12.12       Schedules.  The information and disclosures contained in any Schedule (and, to the extent provided herein, any Supplemental Disclosure) or Exhibit shall be deemed to be disclosed and incorporated by reference in any Schedule and as an exception to any representation, warranty or covenant to which its applicability is apparent on its face. The duplication or cross-referencing of any disclosures made in the Schedules or Exhibits shall not, in any instance or in the aggregate, effect a waiver of the foregoing statement.

Section 12.13       References.  In this Agreement (a) references to any gender includes a reference to all other genders, (b) references to the singular includes the plural, and vice versa, (c) reference to any Article or Section means an Article or Section of this Agreement, (d) reference to any Exhibit or Schedule means an Exhibit or Schedule to this Agreement, all of which are incorporated into and made a part of this Agreement, (e) references to this “Agreement” means this Agreement, including all amendments, restatements, modifications and supplements and any Exhibits or Schedules (and, to the extent provided herein, any Supplemental Disclosures) to any of the foregoing, and will refer to the Agreement as the same may be in effect at the time such reference becomes operative, (f) reference to any Person herein will include such Person’s successors (including heirs) and permitted assigns, (g) unless expressly provided to the contrary, “hereunder,” “hereof,” “herein” and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement, (h) unless expressly provided to the contrary, reference to a given agreement, contract or other instrument shall be a reference to that agreement, contract or instrument as modified, amended, supplemented or restated from time to time, (i) unless expressly provided to the contrary, the word “or” is not exclusive, (j) references to “$” or “dollars” means United States dollars, (k) “include” and “including” shall mean include or including without limiting the generality of the description preceding such term, and (l) references to any federal, state, local, or foreign Law shall be deemed also to refer to Law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise.

Section 12.14       Construction.  The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement.

Section 12.15       Time of Essence.  This Agreement contains a number of dates and times by which performance or the exercise of rights is due, and the Parties and MHR intend that each and every such date and time be the firm and final date and time, as agreed. For this reason, each Party and MHR hereby waives and relinquishes any right it might otherwise have to challenge its failure to meet any performance or rights election date applicable to it on the basis that its late action constitutes substantial performance, to require the other Party to show prejudice, or on any equitable grounds. Without limiting the foregoing, time is of the essence in this Agreement. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day.

Section 12.16       Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof, provided that any provision of this Agreement that is invalid or unenforceable in any situation or in any jurisdiction will not affect the Enforceability of the remaining terms and provisions hereof or the Enforceability of the offending term or provision in any other situation or in any other jurisdiction.

Section 12.17       Agency.  Seller Representative is hereby appointed as agent and attorney-in-fact for each Seller, for and on its behalf, to act as its agent under this Agreement and each Transaction Document, and to receive and disburse all payments hereunder, to give and receive notices and communications, to agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to, claims for indemnification or otherwise, to authorize settlement of claims by or against any Seller, and to take all actions necessary or appropriate in the judgment of Seller Representative for the accomplishment of the foregoing in accordance with the terms and provisions of this Agreement and the Transactions. Sellers agree that the appointment of Seller Representative is coupled with an interest and shall be irrevocable except as provided by Law. Any decision, act, consent, waiver or instruction of Seller Representative relating to this Agreement or any Transaction Document, the Transactions or any matter arising hereunder or thereunder or related hereto or thereto shall constitute a decision of all Sellers, as applicable, and shall be final, binding and conclusive upon each of them.  Purchaser shall be entitled to rely upon any such written decision, consent, waiver or instruction of Seller Representative as being the decision, consent or instruction of each and every Seller.  Purchaser is hereby relieved from any Liability to any Person for any acts done by it in accordance with such decision, consent, waiver or instruction of Seller Representative.  By executing below, each Person designated as the Seller Representative accepts such appointment.

[The remainder of page intentionally left blank.]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties to be effective on the date first set forth above.

THE COMPANY:

Viking International Resources Co., Inc.

By:	/s/ Thomas G. Palmer
Name:	Thomas G. Palmer
Title:	President

Solely for Purposes of Acknowledging and Consenting to the Provisions of Section 12.17:

SELLER REPRESENTATIVE:

/s/ Robert T. Healey
Robert T. Healey

THE SELLERS:

[Intentionally omitted.]

[Signature Pages to Stock Purchase Agreement]

PURCHASER:

Triad Hunter, LLC

By:	/s/ Gary C. Evans
Name:	Gary C. Evans
Title:	Chief Executive Officer

Solely for the Limited Purposes set forth herein:

MHR:

Magnum Hunter Resources Corporation

By:	/s/ Gary C. Evans
Name:	Gary C. Evans
Title:	Chairman and Chief Executive Officer

[Signature Pages to Stock Purchase Agreement]

EXHIBIT H

MAGNUM HUNTER RESOURCES CORPORATION

FORM OF CERTIFICATE OF DESIGNATIONS OF RIGHTS AND PREFERENCES

8.0% SERIES E CUMULATIVE CONVERTIBLE PREFERRED STOCK

(Pursuant to Section 151 of the General Corporation Law of the State of Delaware)

Magnum Hunter Resources Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware, as amended (the “DGCL”), in accordance with Section 151 of the DGCL, does hereby certify that:

1.             The name of the corporation is Magnum Hunter Resources Corporation (the “Corporation”).

2.             The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on June 4, 1997.

3.             Pursuant to the authority conferred upon the Board of Directors (as defined below) by Article IV of the Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), and pursuant to the provisions of Sections 103 and 151(g) of the DGCL, said Board of Directors, on [              ], 2012, approved and adopted a resolution establishing the rights, preferences, privileges and restrictions of, and the number of shares comprising, the Corporation’s 8.0% Series E Cumulative Convertible Preferred Stock, which resolution is as set forth below and which resolution remains in full force and effect on the date hereof.

4.             The Board of Directors intend for the Series E Preferred Shares (as defined below) to be represented by depositary shares (the “Depositary Shares”), which Depositary Shares shall represent a specified percentage interest in the rights, preferences, privileges and restrictions of the Corporation’s 8.0% Series E Cumulative Convertible Preferred Stock pursuant to a Depositary Share Agreement between the Corporation and a designated depositary.  References herein to the Series E Preferred Shares shall be deemed to refer to either the Series E Preferred Shares or the Depositary Shares as the context so requires.

RESOLVED, that, pursuant to authority given by Article IV of the Certificate of Incorporation (which authorized ten million (10,000,000) shares of preferred stock, par value $0.01 per share), a new series of Preferred Stock in the Corporation, having the rights, preferences, privileges and restrictions, and the number of shares constituting such series and the designation of such series, set forth below be, and it hereby is, created by the Board of Directors as follows:

Section 1.  Number of Shares and Designation.  This series of Preferred Stock shall be designated as 8.0% Series E Cumulative Convertible Preferred Stock, par value $0.01 per share (the “Series E Preferred Shares”), and the number of shares that shall constitute such series shall be [          ] thousand ([      [)].

Section 2.  Definitions.  For purposes of the Series E Preferred Shares and as used in this Certificate, the following terms shall have the meanings indicated:

“Agent Members” shall have the meaning set forth in Section 16.

“Alternative Conversion Consideration” shall have the meaning set forth in paragraph (b) of Section 13.

“Board of Directors” shall mean the Board of Directors of the Corporation or any committee of members of the Board of Directors authorized by such Board of Directors to perform any of its responsibilities with respect to the Series E Preferred Shares.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which state or federally chartered banking institutions in New York, New York are not required to be open.

“Call Date” shall mean the date fixed for redemption of the Series E Preferred Shares and specified in the notice to holders required under paragraph (e) of Section 5 as the Call Date.

“Certificate” shall mean this Certificate of Designations of Rights and Preferences of the Series E Preferred Shares.

“Certificate of Incorporation” has the meaning set forth in the recitals.

A “Change of Ownership or Control” shall be deemed to have occurred on the date (i) that a “person,” “group” or “entity” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have beneficial ownership of all shares of Voting Stock that such person or group has the right to acquire regardless of when such right is first exercisable), directly or indirectly, of Voting Stock representing more than fifty percent (50%) of the total voting power of the total Voting Stock of the Corporation; (ii) that the Corporation sells, transfers or otherwise disposes of all or substantially all of its assets; or (iii) of the consummation of a merger or share exchange of the Corporation with another entity where the Corporation’s stockholders immediately prior to the merger or share exchange would not beneficially own, immediately after the merger or share exchange, securities representing fifty percent (50%) or more of the outstanding Voting Stock of the entity issuing cash or securities in the merger or share exchange (without consideration of the rights of any class of stock to elect directors by a separate group vote), or where members of the Board of Directors immediately prior to the merger or share exchange would not, immediately after the merger or share exchange, constitute a majority of the board of directors of the entity issuing cash or securities in the merger or share exchange.

“Change of Ownership or Control Alternative Form Consideration” shall have the meaning set forth in paragraph (b) of Section 13.

“Change of Ownership or Control Conversion Date” shall be a Business Day set forth in the notice of Change of Ownership or Control provided in accordance with paragraph (d) of

Section 13 that is not less than twenty (20) days nor more than thirty-five (35) days after the date on which the Corporation provides such notice.

“Change of Ownership or Control Conversion Right” shall have the meaning set forth in paragraph (a) of Section 13.

“Change of Ownership or Control Date” shall have the meaning set forth in paragraph (a) of Section 13.

“Common Share Conversion Consideration” shall have the meaning set forth in paragraph (a) of Section 13.

“Common Share Price” shall be (i) if the consideration to be received in the Change of Ownership or Control by holders of Common Shares is solely cash, the amount of cash consideration per Common Share, and (ii) if the consideration to be received in the Change of Ownership or Control by holders of Common Shares is other than solely cash, the Market Value of the Common Shares as of the effective date of the Change of Ownership or Control.

“Common Shares” shall mean the shares of common stock, par value $0.01 per share, of the Corporation.

“Conversion Consideration” shall have the meaning set forth in paragraph (b) of Section 13.

“Conversion Date” has the meaning set forth in paragraph (a) of Section 12.

“Conversion Price” shall mean eight dollars and fifty cents ($8.50), as adjusted pursuant to Section 14.

“Conversion Ratio” shall mean, for each Series E Preferred Share, the twenty-five thousand dollar ($25,000.00) stated liquidation preference divided by the Conversion Price.

“Conversion Shares” shall mean, collectively, the Common Shares issuable upon conversion of the Series E Preferred Shares in accordance with the terms hereof.

“Corporation” has the meaning set forth in the recitals.

“Depositary” shall have the meaning set forth in Section 16.

“DGCL” has the meaning set forth in the recitals.

“Depositary Shares” has the meaning set forth in the recitals.

“Dividend Default” shall have the meaning set forth in paragraph (b) of Section 3.

“Dividend Payment Date” shall have the meaning set forth in paragraph (a) of Section 3.

“Dividend Periods” shall mean monthly dividend periods commencing on the first day of each calendar month and ending on and including the day preceding the first day of the next succeeding Dividend Period; provided, however, that any Dividend Period during which any Series E Preferred Shares shall be redeemed pursuant to Section 5 shall end on and include the Call Date only with respect to the Series E Preferred Shares being redeemed.

“Dividend Rate” shall mean the dividend rate accruing on the Series E Preferred Shares, as applicable from time to time pursuant to the terms hereof.

“Dividend Record Date” shall have the meaning set forth in paragraph (a) of Section 3.

“DTC” shall have the meaning set forth in paragraph (e) of Section 5.

“DWAC Delivery” shall have the meaning set forth in paragraph (a) of Section 12.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Fundamental Transaction” shall have the meaning set forth in paragraph (b) of Section 14.

“Fundamental Transaction Alternate Consideration” shall have the meaning set forth in paragraph (b) of Section 14.

“Global Preferred Shares” shall have the meaning set forth in Section 16.

“Junior Shares” shall have the meaning set forth in paragraph (c) of Section 7.

“Listing Default” shall have the meaning set forth in paragraph (c) of Section 3.

“Market Value” of a given security shall mean the average of the daily Trading Price per share of such security for the ten (10) consecutive Trading Days immediately prior to the date in question.

“National Market Listing” shall mean the listing or quotation, as applicable, of securities on or in the New York Stock Exchange, the NYSE MKT, The NASDAQ Global Market, The NASDAQ Global Select Market, The NASDAQ Capital Market, their successors or any comparable national securities exchange or national securities market.

“Notice of Conversion” shall have the meaning set forth in paragraph (a) of Section 12.

“Quarterly Dividend Period” shall mean quarterly dividend periods commencing on January 1, April 1, July 1 and October 1 of each year and ending on and including the day preceding the next succeeding Quarterly Dividend Period.

A “Quarterly Dividend Default” shall occur if the Corporation fails to pay cash dividends on the Series E Preferred Shares in full during any Dividend Period within a Quarterly Dividend Period, provided that only one (1) Quarterly Dividend Default may occur during each Quarterly Dividend Period and only four (4) Quarterly Dividend Defaults may occur during any calendar year.

“Parity Shares” shall have the meaning set forth in paragraph (b) of Section 7.

“Penalty Rate” shall mean ten percent (10.0%) per annum.

“Person” shall mean any individual, firm, partnership, limited liability company, corporation or other entity, and shall include any successor (by merger or otherwise) of such entity.

“SEC” shall have the meaning set forth in Section 9.

“Senior Shares” shall have the meaning set forth in paragraph (a) of Section 7.

“Series E Preferred Shares” shall have the meaning set forth in Section 1.

“set apart for payment” shall be deemed to include, without any further action, the following:  the recording by the Corporation in its accounting ledgers of any accounting or bookkeeping entry that indicates, pursuant to an authorization by the Board of Directors and a declaration of dividends or other distribution by the Corporation, the initial and continued allocation of funds to be so paid on any series or class of shares of stock of the Corporation; provided, however, that if any funds for any class or series of Junior Shares or any class or series of Parity Shares are placed in a separate account of the Corporation or delivered to a disbursing, paying or other similar agent, then “set apart for payment” with respect to the Series E Preferred Shares shall mean irrevocably placing such funds in a separate account or irrevocably delivering such funds to a disbursing, paying or other similar agent.

“Share Cap” shall have the meaning set forth in paragraph (a) of Section 13.

“Spin-off Valuation Period” shall have the meaning set forth in paragraph (b) of Section 5.

“Stated Rate” shall mean eight percent (8.0%) per annum.

“Trading Day” shall mean, if a security is listed or admitted to trading on The NASDAQ Global Market, The NASDAQ Capital Market or The NASDAQ Global Select Market (each, a “NASDAQ Stock Market”), the New York Stock Exchange, the NYSE MKT, their successors or another national securities exchange or national securities market, a full day on which the NASDAQ Stock Market or such other national securities exchange or national securities market on which the security is traded is open for business and on which trades may be made thereon.

“Trading Price” of a security on any Trading Day (excluding any after-hours trading as of such date) shall mean:

(a)           the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and ask prices, regular way, in either case as reported by the principal consolidated transaction reporting system with respect to securities listed or admitted to trading or quoted on the NYSE MKT, or if such security is not listed or admitted to trading or quoted on the NYSE MKT, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange or national securities market on or in which such security is listed or admitted to trading;

(b)           if such security is not listed on, admitted to trading or quoted on the NYSE MKT or a national securities exchange or national securities market on that date, the last price quoted by Interactive Data Corporation for that security on the date, or if Interactive Data Corporation is not quoting such price, a similar quotation service selected by the Corporation, acting reasonably;

(c)           if such security is not so quoted, the average mid-point of the last bid and ask prices for such security on that date from at least two dealers recognized as market-makers for such security selected by the Corporation for this purpose; or

(d)           if such security is not so quoted, the average of the last bid and ask prices for such security on that date from a dealer engaged in the trading of such securities selected by the Corporation for such purpose.

“Trading Price Event” shall have the meaning set forth in subparagraph (ii) of paragraph (b) of Section 5.

“Transfer Agent” means American Stock Transfer & Trust Company, LLC, or such other agent or agents of the Corporation as may be designated by the Board of Directors or its duly authorized designee as the transfer agent, registrar and dividend disbursing agent for the Series E Preferred Shares.

“Voting Preferred Shares” shall have the meaning set forth in Section 8.

“Voting Stock” shall mean stock of any class or kind having the power to vote generally for the election of members of the board of directors of the Corporation.

Section 3.  Dividends.

(a)           Holders of issued and outstanding Series E Preferred Shares shall be entitled to receive, when and as declared by the Board of Directors out of funds of the Corporation legally available for the payment of distributions, cumulative preferential cash dividends at a rate per annum equal to the Dividend Rate of the twenty-five thousand dollar ($25,000.00) per share stated liquidation preference of the Series E Preferred Shares.  Except as otherwise provided in paragraphs (b) and (c) of this Section 3, the Dividend Rate shall be equal to the Stated Rate.  Such dividends shall accrue and accumulate on each issued and outstanding share of the Series E Preferred Shares on a daily basis from (but excluding) the original date of issuance of such share and shall be payable monthly in equal amounts in arrears on the last calendar day of each Dividend Period except for Series E Preferred Shares issued during [                ] 2012, for which an initial partial dividend payment for dividends accrued in [                ] 2012 shall be payable at the end of the first full Dividend Period (each such day being hereinafter called a “Dividend Payment Date”); provided that (i) Series E Preferred Shares issued during any Dividend Period after the Dividend Record Date for such Dividend Period shall only begin to accrue dividends on the first day of the next Dividend Period; and (ii) if any Dividend Payment Date is not a Business Day, then the dividend that would otherwise have been payable on such Dividend Payment Date may be paid on the next succeeding Business Day with the same force and effect as if paid on such Dividend Payment Date, and no interest or additional dividends or other sums shall accrue on the amount so payable from such Dividend Payment

Date to such next succeeding Business Day.  Any dividend payable on the Series E Preferred Shares shall be computed on the basis of a three hundred and sixty (360)-day year consisting of twelve (12) thirty (30)-day months. Any dividend payable on the Series E Preferred Shares for any partial Dividend Period shall be prorated.  Dividends shall be payable to holders of record as they appear in the stock records of the Corporation at the close of business on the applicable record date, which shall be (i) with respect to the partial Dividend Period for dividends accrued during [                    ] 2012 described above, [            ], 2012, and (ii) with respect to all other Dividend Periods, the tenth (10th) day preceding the applicable Dividend Payment Date, or such other date designated by the Board of Directors or an officer of the Corporation duly authorized by the Board of Directors for the payment of dividends that is not more than thirty (30) nor less than ten (10) days prior to such Dividend Payment Date (each such date, a “Dividend Record Date”).

(b)           If at any time four (4) Quarterly Dividend Defaults occur, whether consecutive or non-consecutive (a “Dividend Default”), then:

(i)            the Dividend Rate shall increase to the Penalty Rate, commencing on the first day after the Dividend Payment Date on which a Dividend Default occurs and for each subsequent Dividend Payment Date thereafter until such time as the Corporation has paid all accumulated accrued and unpaid dividends on the Series E Preferred Shares in full and has paid accrued dividends for all Dividend Periods during the two (2) most recently completed Quarterly Dividend Periods in full in cash, at which time the Dividend Rate shall revert to the Stated Rate;

(ii)           on the next Dividend Payment Date following the Dividend Payment Date on which a Dividend Default occurs, and continuing until such time as the Corporation has paid all accumulated accrued and unpaid dividends on the Series E Preferred Shares in full and has paid accrued dividends for all Dividend Periods during the two (2) most recently completed Quarterly Dividend Periods in full in cash, the Corporation shall pay all dividends on the Series E Preferred Shares, including all accumulated accrued and unpaid dividends, on each Dividend Payment Date either in cash or, if not paid in cash, by issuing to the holders thereof (A) if the Common Shares are then subject to a National Market Listing, registered Common Shares with a value equal to the amount of dividends being paid, calculated based on the then-current Market Value of the Common Shares, plus cash in lieu of any fractional Common Share; or (B) if the Common Shares are not then subject to a National Market Listing, additional Series E Preferred Shares with a value equal to the amount of dividends being paid, calculated based on the twenty-five thousand dollar ($25,000.00) per share stated liquidation preference of the Series E Preferred Shares (and dividends on any such Series E Preferred Shares upon issuance shall accrue at the Penalty Rate and accumulate until such time as the Dividend Rate shall revert to the Stated Rate in accordance with subparagraph (i) of this paragraph (b));

(iii)          until such time as the Dividend Rate reverts to the Stated Rate pursuant to subparagraph (i) of this paragraph (b), the holders of Series E Preferred Shares will have the voting rights described below in paragraph (a) of Section 8; and

(iv)          to the extent that the Corporation determines a shelf registration statement to cover resales of Common Shares or Series E Preferred Shares is required in connection with the issuance of, or for resales of, such Common Shares or Series E Preferred Shares issued as payment of a dividend, the Corporation will use its commercially reasonable efforts to file and maintain the effectiveness of such a shelf registration statement until such time as all shares of such stock have been resold thereunder or such shares are eligible for resale pursuant to Rule 144(b)(1) under the Securities Act of 1933, as amended.

Following any Dividend Default that has been cured by the Corporation as provided above in subparagraph (i) of this paragraph (b), if the Corporation subsequently fails to pay cash dividends on the Series E Preferred Shares in full for any Dividend Period, such subsequent failure shall constitute a separate Dividend Default, and the foregoing provisions of subparagraphs (i), (ii), (iii), and (iv) of this paragraph (b) shall immediately apply until such subsequent Dividend Default is cured as so provided.

(c)           Once the Series E Preferred Shares become initially eligible for National Market Listing, if the Corporation fails to maintain a National Market Listing for the Series E Preferred Shares for one hundred and eighty (180) consecutive days or longer (a “Listing Default”), then:

(i)            the Dividend Rate shall increase to the Penalty Rate, commencing on the day after the Listing Default and continuing until such time as the Corporation has cured the Listing Default by again subjecting the Series E Preferred Shares to a National Market Listing, at which time the Dividend Rate shall revert to the Stated Rate; and

(ii)           until such time as the Dividend Rate reverts to the Stated Rate pursuant to subparagraph (i) of this paragraph (c), the holders of Series E Preferred Shares will have the voting rights described below in paragraph (a) of Section 8.

Following any Listing Default that has been cured by the Corporation as provided above in subparagraph (i) of this paragraph (c), if the Series E Preferred Shares subsequently cease to be subject to a National Market Listing, such event shall constitute a separate Listing Default, and the foregoing provisions of subparagraphs (i) and (ii) of this paragraph (c) shall immediately apply until such time as the Series E Preferred Shares are again subject to a National Market Listing.

(d)           The Corporation shall at all times keep reserved a sufficient number of Common Shares or Series E Preferred Shares for the payment of dividends on the Series E Preferred Shares as described above in paragraph (b) of this Section 3, and if a dividend is paid in shares of stock an amount equal to the aggregate par value of the shares issued shall be designated as capital in respect of such shares in accordance with Section 154 of the DGCL.

(e)           No dividend on the Series E Preferred Shares will be declared by the Corporation or paid or set apart for payment by the Corporation at such time as the terms and provisions of Senior Shares or any agreement of the Corporation, including any agreement relating to its indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration, payment or setting aside of funds is restricted or prohibited under the DGCL or other applicable law; provided, however, notwithstanding anything to the contrary contained herein, dividends on the Series E Preferred Shares shall continue to accrue and accumulate regardless of whether: (i) any or all of the foregoing restrictions exist; (ii) the Corporation has earnings or profits; (iii) there are funds legally available for the payment of such dividends; or (iv) such dividends are authorized by the Board of Directors.  Accrued and unpaid dividends on the Series E Preferred Shares will accumulate as of the Dividend Payment Date on which they first become payable or on the date of redemption of the Series E Preferred Shares, as the case may be.

(f)            Except as provided in the next sentence, if any Series E Preferred Shares are outstanding, no dividends will be declared or paid or set apart for payment on any Parity Shares or Junior Shares, unless all accumulated accrued and unpaid dividends are contemporaneously declared and paid in cash or declared and a sum of cash sufficient for the payment thereof set apart for such payment on the Series E Preferred Shares for all past Dividend Periods with respect to which full dividends were not paid on the Series E Preferred Shares either in cash or, as applicable, in Common Shares or Series E Preferred Shares.  When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart for payment) upon the Series E Preferred Shares and upon all Parity Shares, all dividends declared, paid or set apart for payment upon the Series E Preferred Shares and all such Parity Shares shall be declared and paid pro rata or declared and set apart for payment pro rata so that the amount of dividends declared per share of Series E Preferred Shares and per share of such Parity Shares shall in all cases bear to each other the same ratio that accumulated dividends per share of Series E Preferred Shares and such other Parity Shares (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such other Parity Shares do not bear cumulative dividends) bear to each other.  No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Series E Preferred Shares which may be in arrears, whether at the Stated Rate or at the Penalty Rate.

(g)           Except as provided in paragraph (f) of this Section 3, unless all accumulated accrued and unpaid dividends on the Series E Preferred Shares are contemporaneously declared and paid in cash or declared and a sum of cash sufficient for the payment thereof is set apart for payment for all past Dividend Periods with respect to which full dividends were not paid on the Series E Preferred Shares either in cash or, as applicable, in Common Shares or Series E Preferred Shares, no dividends (other than in Common Shares or Junior Shares ranking junior to the Series E Preferred Shares as to dividends and upon liquidation) may be declared or paid or set apart for payment upon the Common Shares or any Junior Shares or Parity Shares, nor shall any Common Shares or any Junior Shares or Parity Shares be redeemed, purchased or otherwise acquired directly or indirectly for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such stock) by the Corporation (except by conversion into or exchange for Junior Shares, by redemption, purchase or acquisition of stock under any employee benefit plan of the Corporation or a repurchase or acquisition of stock from a director, manager, officer or employee of the Corporation or any subsidiary or affiliate thereof in connection with the termination of such person’s service or employment).

(h)           Holders of Series E Preferred Shares shall not be entitled to any dividend, whether payable in cash, property or shares, in excess of all accumulated accrued and unpaid dividends on the Series E Preferred Shares as described in this Section 3.  Any dividend payment made on the Series E Preferred Shares shall first be credited against the earliest accumulated accrued and unpaid dividend due with respect to such shares which remains payable at the time of such payment.

Section 4.  Liquidation Preference.

(a)           Subject to the rights of the holders of Senior Shares and Parity Shares, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for the holders of Junior Shares, as to the distribution of assets on any liquidation, dissolution or winding up of the Corporation, each holder of the Series E Preferred Shares shall be entitled to receive an amount of cash equal to twenty-five thousand dollars ($25,000.00) per Series E Preferred Share plus an amount in cash equal to all accumulated accrued and unpaid dividends thereon (whether or not earned or declared) to the date of final distribution to such holders.  If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable among the holders of the Series E Preferred Shares shall be insufficient to pay in full the preferential amount aforesaid and liquidating payments on any other shares of any class or series of Parity Shares as to the distribution of assets on any liquidation, dissolution or winding up of the Corporation, then such assets, or the proceeds thereof, shall be distributed among the holders of Series E Preferred Shares and any such other Parity Shares ratably in accordance with the respective amounts that would be payable on such Series E Preferred Shares and any such other Parity Shares if all amounts payable thereon were paid in full.  For the purposes of this Section 4, none of (i) a consolidation or merger of the Corporation with one or more corporations or other entities, (ii) a sale, lease or transfer of all or substantially all of the Corporation’s assets or (iii) a statutory share exchange shall be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Corporation.

(b)           Subject to the rights of the holders of Senior Shares and Parity Shares upon liquidation, dissolution or winding up, upon any liquidation, dissolution or winding up of the Corporation, after payment shall have been made in full to the holders of the Series E Preferred Shares, as provided in this Section 4, any other series or class or classes of Junior Shares shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series E Preferred Shares shall not be entitled to share therein.

Section 5.  Redemption.

(a)           The Series E Preferred Shares shall not be redeemable by the Corporation prior to [                              ], except as provided below in subparagraphs (i) and (ii) of paragraph (b) of this Section 5.  On and after [                            ], the Corporation may redeem the Series E Preferred Shares, in whole at any time or from time to time in part, at the option of the Corporation, for cash, at a redemption price of twenty-five thousand dollars ($25,000.00) per Series E Preferred Share, plus the amounts indicated in paragraph (c) of this Section 5.

(b)

(i)            Following a Change of Ownership or Control, within ninety (90) days following the date on which the Change of Ownership or Control has occurred, the Corporation or the acquiring entity in such Change of Ownership or Control will have the right, but not the obligation, to redeem the Series E Preferred Shares, in whole but not in part, for cash, at the redemption price of twenty-five thousand dollars ($25,000.00) per Series E Preferred Share, plus the amounts indicated in paragraph (c) of this Section 5.

(ii)           If on any twenty (20) Trading Days during any consecutive thirty (30)-Trading Day period, the Trading Price per Common Share equals or exceeds the product of one and twenty-nine hundredths (1.29) times the Conversion Price (a “Trading Price Event”), subject to any adjustments pursuant to subparagraphs (iii) and (iv) of paragraph (b) of this Section 5, then the Corporation may redeem the Series E Preferred Shares, in whole at any time or from time to time in part, at the option of the Corporation, for cash at a redemption price of twenty-five thousand dollars ($25,000.00) per Series E Preferred Share, plus the amounts indicated in paragraph (c) of Section 5.

(iii)          If at any time the Corporation spins off or otherwise distributes to the holders of its Common Shares capital stock or similar equity interests in a subsidiary, business unit or other entity, the Conversion Price for determining whether a Trading Price Event has occurred shall be reduced by multiplying it by a fraction of which (A) the numerator will be the average Trading Price of one (1) Common Share over the Spin-off Valuation Period (as defined below) and (B) the denominator of which shall be the sum of (x) the average Trading Price of one (1) Common Share over the ten (10) consecutive Trading Day period (the “Spin-off Valuation Period”) commencing on and including the fifth (5th) Trading Day after the date on which “ex dividend trading” commences on the Common Shares on the New York Stock Exchange (or other national securities exchange or national securities market on which the Common Shares are then listed) and (y) the average Trading Price over the Spin-off Valuation Period of the portion of the capital stock or similar equity interests so distributed applicable to one (1) Common Share, such adjustment to become effective immediately prior to the opening of business on the fifteenth (15th) Trading Day after the date on which “ex dividend trading” commences.

(iv)          If the Corporation or a subsidiary, business unit or other entity at least some of whose equity securities are directly or indirectly owned by the Corporation spins off or otherwise distributes capital stock or similar equity interests in, or assets of, a subsidiary, business unit or other entity, other than in the manner described in subparagraph (iii) of paragraph (b) of this Section 5 or in a manner that makes the adjustment contemplated thereby unworkable, inappropriate or inapplicable, the Board of Directors, in good faith and following consultation with outside legal counsel or financial advisors, to the extent that the Board of Directors deems appropriate, determines that a reduction to the Conversion Price for determining whether a Trading Price Event has occurred is necessary or appropriate, then the Corporation may, but shall not be obligated to, reduce such Conversion Price to the extent and in the manner that the Board of Directors determines to be appropriate.

(v)           For the avoidance of doubt, the Conversion Price for determining whether a Trading Price Event has occurred shall be subject to any adjustments made pursuant to paragraph (a) of Section 14.

(c)           Upon any redemption of Series E Preferred Shares pursuant to this Section 5, the Corporation (or, if applicable, the acquiring entity) shall, subject to the next sentence, pay any accumulated accrued and unpaid dividends in arrears for any Dividend Period ending on or prior to the Call Date.  If the Call Date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, then each holder of Series E Preferred Shares at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date.  Except as provided above, the Corporation shall make no payment or allowance for unpaid dividends, whether or not in arrears, on Series E Preferred Shares called for redemption.

(d)           If all accumulated accrued and unpaid dividends on the Series E Preferred Shares and any other class or series of Parity Shares of the Corporation have not been paid in cash, Common Shares or Series E Preferred Shares (or, with respect to any Parity Shares, in Parity Shares), or declared and set apart for payment in cash, Common Shares or Series E Preferred Shares (or, with respect to any Parity Shares, in Parity Shares) the Series E Preferred Shares shall not be redeemed under this Section 5 in part, except in those circumstances described in paragraph (c) of this Section 5, and the Corporation shall not purchase or acquire Series E Preferred Shares, other than (i) pursuant to a purchase or exchange offer made on the same terms to all holders of Series E Preferred Shares and Parity Shares or (ii) in exchange for Junior Shares.

(e)           Notice of the redemption of any Series E Preferred Shares under this Section 5 shall be mailed by first class mail to each holder of record of Series E Preferred Shares to be redeemed at the address of each such holder as shown on the Corporation’s records, not less than thirty (30) nor more than sixty (60) days prior to the Call Date; provided that, if the Series E Preferred Shares are held in book-entry form through The Depository Trust Company (“DTC”), the Corporation may give such notice in any manner permitted by DTC. Neither the failure to mail any notice required by this paragraph (e) of Section 5, nor any defect therein or in the mailing thereof, to any particular holder, shall affect the sufficiency of the notice or the validity of the proceedings for redemption with respect to the other holders. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each such mailed notice shall state, as appropriate: (1) the Call Date; (2) the number of Series E Preferred Shares to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price per Series E Preferred Share (determined as set forth in paragraph (a) or (b) of this Section 5, as applicable) plus accumulated accrued and unpaid dividends through the Call Date (determined as set forth in paragraph (c) of this Section 5); (4) if any shares are represented by certificates, the place or places at which certificates for such shares are to be surrendered; (5) that dividends on the shares to be redeemed shall cease to accrue on such Call Date except as otherwise provided herein; and (6) any other information required by law or by the applicable rules of any exchange or national securities market upon which the Series E Preferred Shares may be listed or admitted for trading. Notice having been mailed as aforesaid, from and after the Call Date (unless the Corporation (or, if applicable, the acquiring entity) shall fail to make available an amount of cash necessary to effect such redemption), (i) except as otherwise provided herein, dividends on the Series E Preferred Shares so called for redemption shall cease to accrue, (ii) said shares shall no longer be deemed to be outstanding, and (iii) all rights of the holders thereof as holders of Series E Preferred Shares shall cease (except the right to receive cash payable upon such redemption, without interest thereon, upon surrender and endorsement of their certificates if so required and to receive any dividends payable thereon).

(f)            The Corporation’s (or, if applicable, the acquiring entity’s) obligation to provide cash in accordance with the preceding subsection shall be deemed fulfilled if, on or before the Call Date, the Corporation (or, if applicable, the acquiring entity) shall irrevocably deposit funds necessary for such redemption, in trust, with a bank or trust company that has, or is an affiliate of a bank or trust company that has, capital and surplus of at least fifty million dollars ($50,000,000), with irrevocable instructions that such cash be applied to the redemption of the Series E Preferred Shares so called for redemption, in which case the notice to holders of the Series E Preferred Shares will (i) state the date of such deposit, (ii) specify the office of such bank or trust company as the place of payment of the redemption price and (iii) require such holders to surrender the certificates, if any, representing such shares at such place on or about the date fixed in such redemption notice (which may not be later than the Call Date) against payment of the redemption price (including all accumulated accrued and unpaid dividends to the Call Date, determined as set forth in paragraph (c) of this Section 5). No interest shall accrue for the benefit of the holders of Series E Preferred Shares to be redeemed on any cash so set aside by the Corporation (or, if applicable, the acquiring entity). Subject to applicable escheat laws, any such cash unclaimed at the end of six (6) months from the Call Date shall revert to the general funds of the Corporation (or, if applicable, the acquiring entity)  after which reversion the holders of such shares so called for redemption shall look only to the general funds of the Corporation (or, if applicable, the acquiring entity) for the payment of such cash.

(g)           As promptly as practicable after the surrender in accordance with said notice of the certificates, if any, for any such shares so redeemed (properly endorsed or assigned for transfer, if the Corporation (or, if applicable, the acquiring entity) shall so require and if the notice shall so state), such shares shall be exchanged for any cash (without interest thereon) for which such shares have been redeemed.  If fewer than all the outstanding Series E Preferred Shares are to be redeemed, shares to be redeemed shall be selected by the Corporation from outstanding Series E Preferred Shares not previously called for redemption by lot or pro rata (as nearly as may be) or by any other method determined by the Corporation in its sole discretion to be equitable. If fewer than all the Series E Preferred Shares represented by any certificate are redeemed, then new certificates representing the unredeemed shares shall be issued without cost to the holder thereof.

Section 6.  Status of Acquired Shares.  All Series E Preferred Shares issued and redeemed by the Corporation in accordance with Section 5 above, or otherwise acquired by the Corporation, shall be restored to the status of authorized but unissued shares of undesignated Preferred Stock of the Corporation.

Section 7.  Ranking.  Any class or series of shares of stock of the Corporation shall be deemed to rank:

(a)           prior to the Series E Preferred Shares, as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up, if the holders of such class or series shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of Series E Preferred Shares (“Senior Shares”), including the Corporation’s (i) 10.25% Series C Cumulative Perpetual Preferred Stock (the “Series C Preferred Shares”), which has been fully issued as of the date of this Certificate, and (ii) 8.0% Series D Cumulative Preferred Stock (the “Series D Preferred Shares”);

(b)           on a parity with the Series E Preferred Shares, as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof be different from those of the Series E Preferred Shares, if the holders of such class or series and the Series E Preferred Shares shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other (“Parity Shares”); and

(c)           junior to the Series E Preferred Shares, as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up, if such class or series shall be the Common Shares or any other class or series of shares of stock of the Corporation now or hereafter issued and outstanding over which the Series E Preferred Shares have preference or priority in the payment of dividends and in the distribution of assets upon any liquidation, dissolution or winding up of the Corporation (“Junior Shares”).

Section 8.  Voting Rights. The Series E Preferred Shares shall have no voting rights, except as set forth in this Section 8.

(a)           In the circumstances identified in subparagraphs (b) and (c) of Section 3 hereof, the number of directors then constituting the Board of Directors shall increase by two (2), and the holders of Series E Preferred Shares, together with the holders of shares of every other series of Parity Shares upon which like voting rights have been conferred and are exercisable (any such other series, the “Voting Preferred Shares”), voting as a single class regardless of series, shall be entitled to elect two (2) additional directors at any annual meeting of stockholders or special meeting held in place thereof, or at a special meeting of the holders of the Series E Preferred Shares and the Voting Preferred Shares called as hereinafter provided. Such voting rights shall continue until terminated as provided in subparagraph (b) or (c) of Section 3 hereof, as applicable, whereupon the terms of all persons elected as directors by the holders of the Series E Preferred Shares and the Voting Preferred Shares shall terminate and the number of directors constituting the Board of Directors shall decrease accordingly. At any time after such voting power shall have been so vested in the holders of Series E Preferred Shares and the Voting Preferred Shares, the Secretary of the Corporation may, and upon the written request of any holder of Series E Preferred Shares (addressed to the Secretary at the principal office of the Corporation) shall, call a special meeting of the holders of the Series E Preferred Shares and of the Voting Preferred Shares for the election of the two (2) directors to be elected by them as herein provided, such call to be made by notice similar to that provided in the Bylaws of the Corporation for a special meeting of the stockholders or as required by law. If any such special meeting required to be called as above provided shall not be called by the Secretary within seventy-five (75) days after receipt of any such request, then any holder of Series E Preferred Shares may call such meeting, upon the notice above provided, and for that purpose shall have access to the share records of the Corporation for the Series E Preferred Shares and Voting Preferred Shares. The directors elected at any such special meeting shall serve until the next annual meeting of the stockholders or special meeting held in lieu thereof and until their successors are duly elected and qualified, if such term shall not have previously terminated as above provided. If any vacancy shall occur among the directors elected by the holders of the Series E Preferred Shares and the Voting Preferred Shares, a successor shall be elected by the Board of Directors, upon the nomination of the then-remaining director elected by the holders of the Series E Preferred Shares and the Voting Preferred Shares or the successor of such remaining director, if any, to serve until the next annual meeting of the stockholders or special meeting held in place thereof and until their successors are duly elected and qualified, if such term shall not have previously terminated as provided above.

(b)           So long as any Series E Preferred Shares are outstanding, the affirmative vote of the holders of at least two-thirds (2/3) of the Series E Preferred Shares and the Voting Preferred Shares at the time outstanding, acting as a single class regardless of series, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

(i)            any amendment, alteration or repeal of any of the provisions of the Certificate of Incorporation or these terms of the Series E Preferred Shares that materially and adversely affects the rights, preferences, privileges or voting power of the Series E Preferred Shares or the Voting Preferred Shares; provided, however, that the amendment of the provisions of the Certificate of Incorporation so as to authorize or create, or to increase the authorized amount of, the Series E Preferred Shares or any Junior Shares that are not senior in any respect to the Series E Preferred Shares or the Voting Preferred Shares, or any shares of any class ranking, as to receipt of dividends or distribution of assets upon liquidation, dissolution or winding up of the Corporation, on a parity with the Series E Preferred Shares or the Voting Preferred Shares shall not be deemed to materially or adversely affect the rights, preferences or voting power of the Series E Preferred Shares or the Voting Preferred Shares; and provided, further, that if any such amendment, alteration or repeal would materially and adversely affect any voting powers, rights or preferences of the Series E Preferred Shares or another series of Voting Preferred Shares that are not enjoyed by some or all of the other series otherwise entitled to vote in accordance herewith, the affirmative vote of at least two-thirds (2/3) of the votes entitled to be cast by the holders of all series similarly affected, similarly given, shall be required in lieu of the affirmative vote of at least two-thirds (2/3) of the votes entitled to be cast by the holders of the Series E Preferred Shares and the Voting Preferred Shares otherwise entitled to vote in accordance herewith;

(ii)           a statutory share exchange that affects the Series E Preferred Shares, a consolidation with or merger of the Corporation into another entity, or a consolidation with or merger of another entity into the Corporation, unless in each such case each Series E Preferred Share (i) shall remain outstanding without a material and adverse change to its terms, voting powers, preferences and rights or (ii) shall be converted into or exchanged for preferred shares of the surviving entity having preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or distributions, qualifications and terms or conditions of redemption thereof identical to that of a Series E Preferred Share (except for changes that do not materially and adversely affect the Series E Preferred Shares); provided, however, that if any such share exchange, consolidation or merger would materially and adversely affect any voting powers, rights or preferences of the Series E Preferred Shares or another series of Voting Preferred Shares that are not enjoyed by some or all of the other series otherwise entitled to vote in accordance herewith, the affirmative vote of at least two-thirds (2/3) of the votes entitled to be cast by the holders of all series similarly affected, similarly given, shall be required in lieu of the affirmative vote of at least two-thirds (2/3) of the votes entitled to be cast by the holders of the Series E Preferred Shares and the Voting Preferred Shares otherwise entitled to vote in accordance herewith; or

(iii)          the authorization, reclassification or creation of, or the increase in the authorized amount of, any shares of any class or any security convertible into or exchangeable for shares of any class ranking prior to the Series E Preferred Shares or the Voting Preferred Shares in the distribution of assets on any liquidation, dissolution or winding up of the Corporation or in the payment of dividends;

provided, however, that no such vote of the holders of Series E Preferred Shares shall be required on or after [                        ] or a Trading Price Event, or in connection with a Change of Ownership or Control, if at or prior to the time when such amendment, alteration, repeal, share exchange, consolidation or merger is to take effect, or when the issuance of any such prior shares or convertible security is to be made, as the case may be, a deposit is made for the redemption in cash of all Series E Preferred Shares at the time outstanding as provided in paragraph (f) of Section 5 hereof for a redemption price determined under the appropriate paragraph of Section 5.

Notwithstanding the first proviso of subparagraph (i) of paragraph (b) of Section 8, so long as any Series E Preferred Shares are outstanding, the affirmative vote of the holders of at least a majority of the Series E Preferred Shares and the Voting Preferred Shares at the time outstanding, acting as a single class regardless of series, given in person or by proxy, either in writing without a meeting or by vote at a meeting called for the purpose, shall be necessary for effecting or validating the amendment of the provisions of the Certificate of Incorporation so as to authorize or create, or to increase the authorized amount of, the Series E Preferred Shares, or any shares of any class ranking, as to receipt of dividends or distribution of assets upon liquidation, dissolution or winding up of the Corporation, on parity with the Series E Preferred Shares or the Voting Preferred Shares.

(c)           For purposes of this Section 8, each Series E Preferred Share shall have one vote per share, except that when any other series of Preferred Stock shall have the right to vote with the Series E Preferred Shares as a single class on any matter pursuant to the provisions of the Certificate of Incorporation or as otherwise required by law, then the Series E Preferred Shares shall have with respect to such matters one vote per twenty-five dollars ($25.00) of stated liquidation preference. Except as set forth herein, the Series E Preferred Shares shall not have any relative, participating, optional or other special voting rights and powers other than as set forth herein, and the consent of the holders thereof shall not be required for the taking of any corporate action.

(d)           Except as required by law, no amendment to these terms of the Series E Preferred Shares shall require the vote of the holders of Common Shares or any series of Preferred Stock other than the Voting Preferred Shares, Series C Preferred Shares and Series D Preferred Shares, as specifically provided for herein and in each such shares’ respective certificate of designations.

Section 9.  Information Rights.  During any period in which the Corporation is not subject to Section 13 or 15(d) of the Exchange Act and any Series E Preferred Shares are outstanding, the Corporation shall (a) transmit by mail to all holders of Series E Preferred Shares, as their names and addresses appear in the Corporation’s record books and without cost to such holders, copies of the annual reports and quarterly reports that the Corporation would have been required to file with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 or 15(d) of the Exchange Act if the Corporation was subject to such Sections (other than any exhibits that would have been required); and (b) promptly upon written request, supply copies of such reports to any prospective holder of Series E Preferred Shares. The Corporation shall mail the reports to the holders of Series E Preferred Shares within fifteen (15) days after the respective dates by which the Corporation would have been required to file the reports with the SEC if the Corporation were then subject to Section 13 or 15(d) of the Exchange Act, assuming the Corporation is a “non-accelerated filer” in accordance with the Exchange Act.

Section 10.  Record Holders.  The Corporation and the Transfer Agent shall deem and treat the record holder of any Series E Preferred Shares as the true and lawful owner thereof for all purposes, and neither the Corporation nor the Transfer Agent shall be affected by any notice to the contrary.

Section 11.  Sinking Fund.  The Series E Preferred Shares shall not be entitled to the benefits of any retirement or sinking fund.

Section 12.  Conversion at Option of Holder.

(a)           Each Series E Preferred Share shall be convertible, in whole or in part, at any time and from time to time from and after the issuance thereof, except as set forth in Section 13, at the option of the holder thereof, into the number of Common Shares equal to the Conversion Ratio. Holders shall effect conversions by providing notice to the Corporation through the Depositary, in accordance with the customary terms and conditions set forth by the Depositary (the “Notice of Conversion”).  If the Transfer Agent is participating in DTC Fast Automated Securities Transfer program, the Notice of Conversion may specify, at the holder’s election, whether the applicable Conversion Shares shall be credited to the account of the holder’s prime broker with DTC through its Deposit Withdrawal Agent Commission system (a “DWAC Delivery”). The “Conversion Date,” or the date on which a conversion shall be deemed effective, shall be defined as the Trading Day that the Notice of Conversion, completed and executed, is received during regular business hours by, the Corporation; provided that, if applicable, the original certificate(s) representing such Series E Preferred Shares being converted, duly endorsed, are received by the Corporation within two (2) Trading Days after the Corporation’s receipt of the Notice of Conversion. In all other cases, the Conversion Date shall be defined as the first Trading Day on which the Corporation has received each of the original Series E Preferred Shares being converted, duly endorsed, and the accompanying Notice of Conversion.

(b)           No fractional Common Shares or scrip representing fractional Common Shares shall be issued upon the conversion of the Series E Preferred Shares. In lieu of fractional Common Shares, the Corporation shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Trading Price on the Conversion Date or round up to the next whole Common Share.

(c)           Not later than five (5) Trading Days after the applicable Conversion Date,  the Corporation shall (a) deliver, or cause to be delivered, to the converting holder a physical certificate or certificates representing the number of Conversion Shares being acquired upon the conversion of the Series E Preferred Shares or (b) in the case of a DWAC Delivery, electronically transfer such Conversion Shares by crediting the account of the holder’s prime broker with DTC through its DWAC system.

(d)           The Corporation shall at all times keep reserved a sufficient number of Common Shares for issuance upon the conversion, as described in this Section 12, of all outstanding Series E Preferred Shares (taking into account the adjustments set forth in Section 14). The Corporation covenants that all Common Shares that shall be so issuable shall, upon issuance, be duly authorized, validly issued, fully paid and nonassessable.

(e)           The issuance of certificates, if any, for Common Shares upon conversion of Series E Preferred Shares shall be made without charge to any holder of Series E Preferred Shares for any documentary, stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the registered holder(s) of such Series E Preferred Shares and the Corporation shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

(f)            Upon each Conversion Date, (i) except as may otherwise occur pursuant to Section 13, the Series E Preferred Shares being converted shall be deemed converted into Common Shares and (ii) such holder’s rights as a holder of such converted Series E Preferred Shares shall cease and terminate, excepting only the right to receive certificates for such Common Shares, if applicable, and to any remedies provided herein or otherwise available at law or in equity to such holder because of a failure by the Corporation to comply with the terms of this Certificate.

Section 13. Conversion upon Change of Ownership or Control.

(a)           Upon the occurrence of a Change of Ownership or Control (the “Change of Ownership or Control Date”), each holder of Series E Preferred Shares shall have the right, unless, prior to the Change of Ownership or Control Date such holder has given a Notice of Conversion pursuant to paragraph (a) of Section 12 or prior to the Change of Ownership or Control Conversion Date, the Corporation has provided or provides notice of its election to redeem the Series E Preferred Shares pursuant to subparagraph (i) of paragraph (b) of Section 5, to convert some or all of the Series E Preferred Shares held by such holder (the “Change of Ownership or Control Conversion Right”) on the Change of Ownership or Control Date into a theoretical number of Common Shares per Series E Preferred Share to be converted (which theoretical Common Shares will be entitled to the Conversion Consideration pursuant to paragraph (b) of this Section 13, the “Common Share Conversion Consideration”) equal to the lesser of (i) the quotient obtained by dividing (A) the sum of (x) the twenty-five thousand dollar ($25,000.00) per share stated liquidation preference plus (y) the amount of any accumulated and unpaid dividends to, but not including, the Change of Ownership or Control Date (unless the Change of Ownership or Control Date is after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case no additional amount for accumulated and unpaid dividends will be included in such sum) by (B) the Common Share Price, and (ii) [                ] (the “Share Cap”), subject to any adjustments made pursuant to paragraph (a) of Section 14.

(b)           In the case of a Change of Ownership or Control pursuant to which Common Shares shall be converted into cash, securities or other property or assets (including any combination thereof) (the “Change of Ownership or Control Alternative Form Consideration”), a holder of Series E Preferred Shares shall receive upon conversion of such Series E Preferred Shares the kind and amount of Change of Ownership or Control Alternative Form Consideration which such holder of Series E Preferred Shares would have owned or been entitled to receive upon the Change of Ownership or Control had such holder of Series E Preferred Shares held a number of Common Shares equal to the Common Share Conversion Consideration immediately prior to the effective time of the Change of Ownership or Control (the “Alternative Conversion Consideration”). The Common Share Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Ownership or Control, shall be referred to herein as the “Conversion Consideration.” No Conversion Consideration will be paid to the holder of Series E Preferred Shares if the Change of Ownership or Control is effected in such a manner that the holders of Common Shares do not receive any Change of Ownership or Control Alternative Form Consideration.

(c)           In the event that holders of Common Shares have the opportunity to elect the form of consideration to be received in the Change of Ownership or Control, the consideration that the holders of Series E Preferred Shares shall receive shall be in the form and proportion of the aggregate consideration elected by the holders of the Common Shares who participate in the determination (based on the weighted average of elections) and shall be subject to any limitations to which all holders of Common Shares are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Ownership or Control.

(d)           Within fifteen (15) days following the occurrence of a Change of Ownership or Control, a notice of occurrence of the Change of Ownership or Control, describing the resulting Change of Ownership or Control Conversion Right, shall be delivered to the holders of record of the Series E Preferred Shares at their addresses as they appear on the Corporation’s records (provided that, if the Series E Preferred Shares are held in book-entry form through DTC, the Corporation may give such notice in the manner permitted by DTC) and notice shall be provided to the Transfer Agent. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the conversion of any Series E Preferred Shares except as to the holder to whom notice was defective or not given. Each notice, at a minimum, shall state: (i) the events constituting the Change of Ownership or Control; (ii) the date of the Change of Ownership or Control; (iii) the method and period for calculating the Common Share Price; (iv) the Change of Ownership or Control Conversion Date; (v) that if, prior to the Change of Ownership or Control Conversion Date, the Corporation has provided or provides notice of its election to redeem all or any portion of the Series E Preferred Shares, the holder will not be able to convert shares of Series E Preferred Shares and such Series E Preferred

Shares shall be redeemed on the related redemption date, even if they have already been tendered for conversion pursuant to the Change of Ownership or Control Conversion Right; (vi) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series E Preferred Shares; (vii) the name and address of the paying agent and the conversion agent; (viii) any information required by law or by the applicable rules of any exchange or national securities market upon which the Series E Preferred Shares may be listed or admitted for trading; and (ix) the procedures that the holders of shares of Series E Preferred Shares must follow to exercise the Change of Ownership or Control Conversion Right.

(e)           In order to exercise the Change of Ownership or Control Conversion Right, a holder of Series E Preferred Shares shall be required to deliver, on or before the close of business on the Change of Ownership or Control Conversion Date, the certificates evidencing the Series E Preferred Shares, to the extent such shares are certificated, to be converted, duly endorsed for transfer, together with a written conversion notice completed, to the Transfer Agent. Such notice shall state: (i) the number of Series E Preferred Shares to be converted; and (ii) that the Series E Preferred Shares are to be converted pursuant to the applicable terms of the Series E Preferred Shares. Notwithstanding the foregoing, if the Series E Preferred Shares are held in global form, such notice shall comply with applicable procedures of DTC.

(f)            Series E Preferred Shares as to which the Change of Ownership or Control Conversion Right has been properly exercised shall be converted into the applicable Conversion Consideration in accordance with the Change of Ownership or Control Conversion Right on the Change of Ownership or Control Conversion Date, unless, prior to the Change of Ownership or Control Conversion Date, the Corporation has provided or provides notice of its election to redeem such Series E Preferred Shares pursuant to subparagraph (i) of paragraph (b) of Section 5. If the Corporation elects to redeem such Series E Preferred Shares that would otherwise be converted into the applicable Conversion Consideration on the Change of Ownership or Control Conversion Date, such Series E Preferred Shares shall not be so converted and the holders of such shares shall be entitled to receive on the applicable redemption date twenty-five thousand dollars ($25,000.00) per share, plus any accrued and unpaid distributions thereon to, but not including, the redemption date.

(g)           The Corporation shall deliver the applicable Conversion Consideration no later than ten (10) Business Days following the Change of Ownership or Control Conversion Date.

Section 14.  Certain Adjustments.

(a)           Stock Dividends and Stock Splits.  If the Corporation, at any time while Series E Preferred Shares are outstanding: (i) pays a stock dividend in the Common Shares with respect to the then-outstanding Common Shares; (ii) subdivides outstanding Common Shares into a larger number of shares; or (iii) combines (including by way of a reverse stock split) outstanding Common Shares into a smaller number of shares, then the Conversion Price or Share Cap, as applicable, shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding any treasury shares of the Corporation) outstanding immediately before such event and of which the denominator shall be the number of Common Shares outstanding immediately after such event (excluding any treasury shares of the Corporation).

Any adjustment made pursuant to paragraph (a) of this Section 14 shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

(b)           Fundamental Transaction.  If, at any time while Series E Preferred Shares are outstanding, (i) the Corporation effects any reorganization by consolidation or merger of the Corporation with or into another Person (other than a merger in which the Corporation is the surviving or continuing entity and its Common Shares are not exchanged for or converted into other common equity securities), (ii) any reorganization by tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which all the Common Shares are exchanged for or converted into other common equity securities, or (iii) the Corporation effects any reclassification or compulsory share exchange whereby the Common Shares are converted into other common equity securities, but in each case of (i), (ii) and (iii) excluding a Change of Ownership or Control (each such case, a “Fundamental Transaction”), then, upon any subsequent conversion of Series E Preferred Shares the holders thereof shall have the right to receive, in lieu of the right to receive Conversion Shares, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of consideration as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one Common Share (the “Fundamental Transaction Alternate Consideration”). For purposes of any such subsequent conversion, the conversion calculations shall be appropriately adjusted to apply to such Fundamental Transaction Alternate Consideration based on the amount of Fundamental Transaction Alternate Consideration issuable in respect of one Common Share in such Fundamental Transaction, and the Corporation shall adjust the conversion calculations in a reasonable manner reflecting the relative value of any different components of the Fundamental Transaction Alternate Consideration. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall file a new certificate of designations with the same terms and conditions and issue to the holders of Series E Preferred Shares new preferred stock consistent with the foregoing provisions and evidencing such holders’ right to convert such preferred stock into Fundamental Transaction Alternate Consideration. The terms of any agreement to which the Corporation is a party and pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of paragraph (b) of this Section 14 and insuring that Series E Preferred Shares (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction. The Corporation shall cause to be delivered to each holder of Series E Preferred Shares, at its last address as it shall appear upon the stock books of the Corporation, written notice of any Fundamental Transaction at least twenty (20) calendar days prior to the date on which such Fundamental Transaction is expected to become effective or close.

(c)           Calculations.  All calculations under this Section 14 shall be made to the nearest cent or the nearest one/one-hundredth (1/100th) of a Common Share, as the case may be. For purposes of this Section 14, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding any treasury shares of the Corporation) issued and outstanding.

(d)           Notice to the Holders of Series E Preferred Shares. Whenever the Conversion Price or Share Cap, as applicable, is adjusted pursuant to any provision of this Section 14, the Corporation shall deliver to each holder of Series E Preferred Shares a notice setting forth, in reasonable detail, such adjustment and setting forth a brief statement of the facts requiring such adjustment.

Section 15. Status of Converted Shares.  All Series E Preferred Shares issued and converted by the Corporation in accordance with Section 12 and Section 13 above shall be restored to the status of authorized but unissued shares of undesignated Preferred Stock of the Corporation.

Section 16. Book Entry.  The Series E Preferred Shares shall be issued initially in the form of one or more fully registered global certificates (“Global Preferred Shares”), which shall be deposited on behalf of the purchasers represented thereby with the Transfer Agent, as custodian for a securities depositary (the “Depositary”) that is a clearing agency under Section 17A of the Exchange Act (or with such other custodian as the Depositary may direct), and registered in the name of the Depositary or its nominee, duly executed by the Corporation and authenticated by the Transfer Agent. The number of Series E Preferred Shares represented by Global Preferred Shares may from time to time be increased or decreased by adjustments made on the records of the Transfer Agent and the Depositary as hereinafter provided. Members of, or participants in, the Depositary (“Agent Members”) shall have no rights under these terms of the Series E Preferred Shares with respect to any Global Preferred Shares held on their behalf by the Depositary or by the Transfer Agent as the custodian of the Depositary or under such Global Preferred Shares, and the Depositary may be treated by the Corporation, the Transfer Agent and any agent of the Corporation or the Transfer Agent as the absolute owner of such Global Preferred Shares for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Corporation, the Transfer Agent or any agent of the Corporation or the Transfer Agent from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices of the Depositary governing the exercise of the rights of a holder of a beneficial interest in any Global Preferred Shares.

Section 17. Fractional Shares. The Series E Preferred Shares may be issued in fractions of a share that shall entitle the holder thereof, in proportion to such holder’s fractional shares, to exercise voting rights, exercise conversion rights, receive dividends, participate in distributions, and to have the benefit of all other rights of holders of Series E Preferred Shares.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations of Rights and Preferences to be duly executed and acknowledged by Gary C. Evans its Chairman and Chief Executive Officer as of this        day of [                    ], 2012.

MAGNUM HUNTER RESOURCES CORPORATION

By:	DRAFT
Name:	Gary C. Evans
Title:	Chairman and Chief Executive Officer